9/25.

03032403

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Posadas S.A. de C.V.

*CURRENT ADDRESS ______

**FORMER NAME ______

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

**NEW ADDRESS ______

FILE NO. 82- 3274 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT: 10/1/03

WHITE & CASE S.C

LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

BLVD. MANUEL AVILA CAMACHO 24 - PH I
COL. LOMAS DE CHAPULTEPEC
11000 MEXICO, D.F., MEXICO
TELEPHONE: (5255) 5540-9600
FACSIMILE: (5255) 5540-9699

LMATY
NKARA
NGKOK
AY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

03 SEP 25 AM 7:21

September 22, 2003

SEP 25 2003

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

AR/S
12-31-02

Re: Grupo Posadas, S.A. de C.V./Rule 12g3-2(b) File Number **82-3274**

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Grupo Posadas, S.A. de C.V. (the "Company") and hereby deliver to you the following documentation required to be submitted under the Rule:

(A) We have set forth on Schedule I hereto a brief English description of the *Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores*, General Rules Applicable to Securities Issuers and other Participants of the Securities Market (the "New General Rules") issued by the *Comisión Nacional Bancaria y de Valores*, the Mexican National Banking and Securities Commission ("CNBV") that supersedes

Circular 11-33 and that indicates when and by whom the Company's information in general is required to be made public, filed with any such exchange or distributed to security holders.

(B) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the second quarter of 2003, provided to the Mexican Stock Exchange (the "BMV");

(C) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of the announcement calling all shareholders to the Company's General Ordinary Shareholders' Meeting, published in the newspaper "Excelsior" on March 28, 2003;

(D) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of the announcement calling Series "L" shareholders to the Company's Special Shareholders' Meeting, published in the newspaper "Excelsior" on March 28, 2003;

(E) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (A), (B) and (iii), an English summary of the minutes of the General Ordinary Shareholders' Meeting held on April 24, 2003 and the corresponding attendance list;

(F) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (A), (B) and (iii), an English summary of the minutes of the Special Series "L" Shareholders' Meeting held on April 24, 2003 and the corresponding attendance list;

(G) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B), (C) and (iii), the Company's 2002 Annual Report provided to the shareholders;

(H) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of the announcement calling all shareholders to the

Company's General Ordinary Shareholders' Meeting, published in the newspaper "Excelsior" on June 24, 2003;

(I) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (A), (B) and (iii), an English summary of the minutes of the General Ordinary Shareholders' Meeting held on July 10th, 2003 and the corresponding attendance list;

(J) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, an electronic financial information system of the BMV regarding exchange of share certificates, dated April 23, 2003;

(K) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, an electronic financial information system of the BMV regarding resolution on payment of dividends, dated July 10, 2003;

(L) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English summary and translation of the executive summary of the Annual Report for the year 2002 submitted on June 27, 2003 to the CNBV and to the BMV, in compliance with the New General Rules issued by the CNBV; and

(M) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English summary of the contents of the Report on Compliance with the Best Corporate Practices Code submitted on June 27, 2003 to the CNBV and to the BMV, in compliance with the New General Rules issued by the CNBV.

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and that the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

Gisele L. Bonnici

Enclosures

cc: Ing. Manuel Borja (without enclosures)
Lic. Oliver Iriarte
Lic. Jorge Martínez (without enclosures)
Lic. Alberto Sepúlveda Cosío (without enclosures)

(A)

SCHEDULE 1

On March 19, 2003, the Comisión Nacional Bancaria y de Valores, the Mexican National Banking and Securities Commission ("CNBV") issued the *Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores*, General Rules Applicable to Securities Issuers and other Participants of the Securities Market (the "New General Rules") that supersedes the following Rules *(Circulares)*: 11-7, 11-8, 11-9, 11-14, 11-15, 11-17, 11-18, 11-19, 11-21, 11-24, 11-27, 11-28, 11-29, 11-31, 11-32, 11-33, 11-34, 10-1, 10-2, 10-24, 10-118, 10-133, 10-143, 10-147, 10-148 and 10-182, and its amendments.

Description

The New General Rules are a compilation of all the rules issued by the CNBV to regulate the registration of securities before the National Securities Registry and the public offering of securities, as well as requirements to maintain such registration by issuers. It also regulates the disclosure of information to the market and sets forth provisions with regard to acquisition of own shares carried out by registered issuers. The purpose of the above is to simplify the consultation, application and compliance with the regulations.

The New General Rules also set forth minimum requirements to be included in the stock exchange regulations in order to register and maintain the registration of securities It also provides for new independence requirements for external auditors with regard to their reports and for legal counsel issuing legal opinions required by the securities exchange laws in order to obtain registration of securities.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** Quarter: 2 Year: 2003

GRUPO POSADAS, S.A. DE C.V.

(B)

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**9,836,453**	**100**	**9,607,732**	**100**
2	**CURRENT ASSETS**	**1,124,569**	**11**	**1,061,047**	**11**
3	CASH AND SHORT-TERM INVESTMENTS	225,444	2	209,281	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	475,911	5	430,212	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
6	INVENTORIES	334,852	3	361,500	4
7	OTHER CURRENT ASSETS	88,362	1	60,054	1
8	**LONG-TERM**	**326,706**	**3**	**272,725**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	201,077	2	89,465	1
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	29,726	0	41,604	0
11	OTHER INVESTMENTS	95,903	1	141,656	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**7,535,679**	**77**	**7,457,167**	**78**
13	PROPERTY	8,921,905	91	8,687,536	90
14	MACHINERY AND INDUSTRIAL	1,591,020	16	1,499,652	16
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	3,094,419	31	2,792,208	29
17	CONSTRUCTION IN PROGRESS	117,173	1	62,187	1
18	**DEFERRED ASSETS (NET)**	**849,499**	**9**	**816,793**	**9**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**5,680,259**	**100**	**5,725,643**	**100**
21	**CURRENT LIABILITIES**	**903,774**	**16**	**1,305,281**	**23**
22	SUPPLIERS	337,494	6	234,057	4
23	BANK LOANS	239,577	4	656,571	11
24	STOCK MARKET LOANS	0	0	103,821	2
25	TAXES TO BE PAID	0	0	0	0
26	OTHER CURRENT LIABILITIES	326,703	6	310,832	5
27	**LONG-TERM LIABILITIES**	**3,489,495**	**61**	**3,156,178**	**55**
28	BANK LOANS	1,626,374	29	2,676,529	47
29	STOCK MARKET LOANS	1,863,121	33	479,649	8
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**1,204,473**	**21**	**1,176,037**	**21**
32	**OTHER LIABILITIES**	**82,517**	**1**	**88,147**	**2**
33	**CONSOLIDATED STOCK HOLDERS' EC**	**4,156,194**	**100**	**3,882,089**	**100**
34	**MINORITY INTEREST**	**1,109,170**	**27**	**1,123,129**	**29**
35	**MAJORITY INTEREST**	**3,047,024**	**73**	**2,758,960**	**71**
36	**CONTRIBUTED CAPITAL**	**2,195,502**	**53**	**2,184,428**	**56**
37	PAID-IN CAPITAL STOCK (NOMINAL)	497,981	12	494,886	13
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,360,084	33	1,345,130	35
39	PREMIUM ON SALES OF SHARES	196,436	5	203,411	5
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	141,001	3	141,001	4
41	**CAPITAL INCREASE (DECREASE)**	**851,522**	**20**	**574,532**	**15**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,291,569	31	1,244,514	32
43	REPURCHASE FUND OF SHARES	140,661	3	112,007	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(700,417)	(17)	(830,205)	(21)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 2 YEAR: 2003

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**225,444**	100	**209,281**	100
46	CASH	102,837	46	67,786	32
47	SHORT-TERM INVESTMENTS	122,607	54	141,495	68
18	**DEFERRED ASSETS (NET)**	**849,499**	100	**816,793**	100
48	AMORTIZED OR REDEEMED EXPENSES	216,277	25	248,663	30
49	GOODWILL	144,776	17	123,770	15
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	488,446	57	444,360	54
21	**CURRENT LIABILITIES**	**903,774**	100	**1,305,281**	100
52	FOREING CURRENCY LIABILITIES	365,909	40	617,450	47
53	MEXICAN PESOS LIABILITIES	537,865	60	687,831	53
24	**STOCK MARKET LOANS**	**0**	100	**103,821**	100
54	COMMERCIAL PAPER		0	103,821	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**326,703**	100	**310,832**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	326,703	100	310,832	100
27	**LONG-TERM LIABILITIES**	**3,489,495**	100	**3,156,178**	100
59	FOREING CURRENCY LIABILITIES	1,534,687	44	2,204,297	70
60	MEXICAN PESOS LIABILITIES	1,954,808	56	951,881	30
29	**STOCK MARKET LOANS**	**1,863,121**	100	**479,649**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	1,863,121	100	479,649	100
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**1,204,473**	100	**1,176,037**	100
65	NEGATIVE GOODWILL	5,904	0	11,143	1
66	DEFERRED TAXES	1,141,291	95	1,159,312	99
67	OTHERS	57,278	5	5,582	0
32	**OTHER LIABILITIES**	**82,517**	100	**88,147**	100
68	RESERVES	82,517	100	88,147	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(700,417)**	100	**(830,205)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(5,279,510)	(754)	(5,016,647)	(604)
71	INCOME FROM NON-MONETARY POSITION ASSETS	4,579,093	654	4,186,442	504

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

r24: EN EL RUBRO DE INTERESES PAGADOS SE INCLUYE UNA PERDIDA POR ACTUALIZACION DE UNIDADES DE INVERSION QUE A JUNIO DE 2003 ASCENDIO A 2,433 Y A JUNIO DE 2002 A 4,745

The item paid interests includes a loss due to updating Investment Units that as of June 2003 it was equivalent to 2,433 and as of June 2002 was 4,745.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 2 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	220,795	(244,234)
73	PENSIONS FUND AND SENIORITY PREMIUMS	9,457	12,991
74	EXECUTIVES (*)	194	198
75	EMPLOYERS (*)	2,704	2,765
76	WORKERS (*)	3,557	3,404
77	CIRCULATION SHARES (*)	497,971,377	498,899,889
78	REPURCHASED SHARES (*)	1,375,285	1,308,185

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **2** YEAR: **2003**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**2,077,795**	**100**	**2,054,066**	**100**
2	COST OF SALES	1,539,787	74	1,494,761	73
3	**GROSS INCOME**	**538,008**	**26**	**559,305**	**27**
4	OPERATING	238,072	11	200,259	10
5	**OPERATING INCOME**	**299,936**	**14**	**359,046**	**17**
6	TOTAL FINANCING COST	96,112	5	253,061	12
7	**INCOME AFTER FINANCING COST**	**203,824**	**10**	**105,985**	**5**
8	OTHER FINANCIAL OPERATIONS	22,725	1	3,085	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**181,099**	**9**	**102,900**	**5**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	44,652	2	30,886	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**136,447**	**7**	**72,014**	**4**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	463	0	204	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**136,910**	**7**	**72,218**	**4**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**136,910**	**7**	**72,218**	**4**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	(120)	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**136,910**	**7**	**72,338**	**4**
19	NET INCOME OF MINORITY INTEREST	17,201	1	24,122	1
20	**NET INCOME OF MAJORITY INTEREST**	**119,709**	**6**	**48,216**	**2**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 2 YEAR: 2003

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**2,077,795**	**100**	**2,054,066**	**100**
21	DOMESTIC	1,840,281	89	1,834,041	89
22	FOREIGN	237,514	11	220,025	11
23	TRANSLATED INTO DOLLARS (***)	22,756	1	25,060	1
6	**TOTAL FINANCING COST**	**96,112**	**100**	**253,061**	**100**
24	INTEREST PAID	152,514	159	171,529	68
25	EXCHANGE LOSSES	206,361	215	350,620	139
26	INTEREST EARNED	3,008	3	2,942	1
27	EXCHANGE PROFITS	220,978	230	170,544	67
28	GAIN DUE TO MONETARY POSITION	(38,777)	(40)	(95,602)	(38)
8	**OTHER FINANCIAL OPERATIONS**	**22,725**	**100**	**3,085**	**100**
29	OTHER NET EXPENSES (INCOME) NET	22,725	100	3,085	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**44,652**	**100**	**30,886**	**100**
32	INCOME TAX	39,988	90	23,093	75
33	DEFERED INCOME TAX	4,664	10	7,793	25
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE:POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 2 YEAR2003

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	2,100,537	2,074,585
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	3,907,236	3,751,498
39	OPERATION INCOME (**)	513,330	585,081
40	NET INCOME OF MAYORITY INTEREST(**)	127,983	(131,174)
41	NET CONSOLIDATED INCOME (**)	137,602	(104,752)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **2** YEAR: **2003**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	***CONSOLIDATED NET INCOME***	**136,910**	72,338
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	184,491	200,929
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**321,401**	**273,267**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(99,555)	(62,247)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**221,846**	**211,020**
6	CASH FLOW FROM EXTERNAL FINANCING	(53,343)	(26,128)
7	CASH FLOW FROM INTERNAL FINANCING	(6,515)	(1,414)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(59,858)**	**(27,542)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(183,396)**	**(142,245)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(21,408)	41,233
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	246,852	168,048
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	225,444	209,281

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **2** YEAR: **2003**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**184,491**	**200,929**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	208,172	159,848
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	(15,303)	175,219
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(37,126)	(87,686)
17	+ (-) OTHER ITEMS	28,748	(46,452)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(99,555)**	**(62,247)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(14,755)	(27,689)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	709	(3,522)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	1,655	(24,186)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(24,163)	13,401
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(63,001)	(20,251)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(53,343)**	**(26,128)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	1,773,566	1,325,328
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(1,826,909)	(1,351,456)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(6,515)**	**(1,414)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(781)	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(5,734)	(1,414)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(183,396)**	**(142,245)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(13,139)	(23,411)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(63,020)	(46,933)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	23,291	16,382
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(130,528)	(88,283)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 2 YEAR: **2003**
GRUPO POSADAS, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	6.59	%	3.52	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	4.20	%	(4.75)	%
3	NET INCOME TO TOTAL ASSETS (**)	1.40	%	(1.09)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	28.32	%	132.16	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.40	times	0.39	times
7	NET SALES TO FIXED ASSETS (**)	0.52	times	0.50	times
8	INVENTORIES ROTATION (**)	8.76	times	7.67	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	36	days	33	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.30	%	9.38	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	57.75	%	59.59	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.37	times	1.47	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	33.46	%	49.28	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	46.31	%	42.32	%
15	OPERATING INCOME TO INTEREST PAID	1.97	times	2.09	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.69	times	0.66	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.24	times	0.81	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.87	times	0.54	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.20	times	0.19	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	24.94	%	16.03	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	15.47	%	13.30	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(4.79)	%	(3.03)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.45	times	1.23	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	89.12	%	94.87	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	10.88	%	5.13	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	34.36	%	32.99	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.26	$ (0.24)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.03	$ 1.13
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.14
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 6.12	$ 5.53
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.90 times	1.24 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	21.50 times	(25.83) times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

Total Revenue

Total revenue rose 4.4% with respect to 2Q02, due mainly to a 70% increase in the Vacation Club sales. As in recent quarters, the substantial growth of the Vacation Club has partially compensated for the hotel industry's still slow recovery resulting from the low economic activity that has prevailed in 2003. As shown in the graph, this business accounts for 22% of the Company's consolidated sales.

Corporate Expenses

Corporate expenditures decreased by 32% during the quarter, in line with the corporate structure optimization strategy implemented at the end of 2002. As a percentage of sales, corporate expenditures went from 2.5% at the close of 2Q02 to 1.6 % at the close of 2Q03.

Operating Profit

The operating margin fell 5.2 pp to 10.4 %. This fall was partly due to the impact of the 25.3% increase in the consolidated depreciation during the quarter. This was the result of the company's decision to accelerate the depreciation of the Explorean hotels, which, because of the environmental conditions under which they operate, suffer greater deterioration than the rest of the hotels operated by the company.

Operating income was also reduced by a lower amortization of the surplus in businesses acquisitions which, was caused by the full amortization of the goodwill generated by the purchase of the Fiesta Americana Hacienda Galindo and Caesar Park Buenos Aires, which were still being amortized in 2Q02.

Owned Hotels

The 4% increase in REVPAR (combination of average daily rate and occupancy) of owned coastal hotels can be attributed to, first, the recovery of the FA Condesa Acapulco hotel, whose average daily rate increased by 20%, and second, by the 5% increase in the combined REVPAR at the FA Condesa Cancun and FA Cancun hotels.

This recovery at our coastal hotels can be partially attributed to our aggressive campaigns and special offers aimed at attracting the domestic market, given the still stagnant flow of foreign tourists. In terms of room occupancy, the mix of domestic guests in such hotels rose from 45% in 2Q02 to 51% in 2Q03.

Occupancy in urban hotels decreased by 2 percentage points, and the average daily rate was 5% lower with respect to the same quarter of the previous year. Since we have operations in foreign markets, the depreciation of the Mexican Peso against the Brazilian Real, the Argentinean Peso, and the US Dollar had a strong impact in our average daily rates,when converted to Mexican Pesos division , the decrease in margins is attributed to two other factors: i) a significant increase in the hotels' energy costs (mainly gas and electricity) as a result of a higher inflation of prices set by the public sector, which have been rising at an average annual rate of 25% since June 2002; and ii) an increase of approximately 30% in insurance premiums paid by the hotels for coverage against damages. Such increase is due to readjustments in the the worldwide insurance industry .

We estimate that the combination of these two factors had a negative impact of 2 pp on 2Q03's hotel contribution margin.

Management

Revenue in the management business increased 3.9 % during the second quarter of 2003. The openings of the FI Tampico, FA Suites Zona Rosa, Caesar Business Nova Lima, Caesar Business Sao José Dos Campos, and FI Orizaba hotels for the last 12 months, which added 838 rooms to the chain, contributed to this increase.

The direct cost decreased 8% during this quarter as a result of the restructuring of this division's operations , management, and marketing functions at the beginning of the year. This reduction in costs, added to the greater number of hotels, resulted in a substantial improvement in the contribution margin, which went up from 36.6% in 2Q02 to 43.7% in 2Q03.

Integral Financing Cost

Interest paid on debt decreased by 21% during the quarter as a result of an average weighted cost of debt almost 1pp lower, as well as a 4% decrease in the average debt (measured in dollars), compared with 2Q02. During the quarter the Company maintained an average debt mix of 65% in dollars and 35% in pesos.

The foreign exchange gain is the result of the effect (on our debt) of a 3% appreciation of the peso against the dollar during the quarter, which compares with a 10.4% depreciation in 2Q02.

Regarding the monetary position result, we saw a decrease in gains profit, from $60M during the third quarter of last year to $8.4M this quarter, as a result of a lower average debt and the 0.07% deflation that occurred in 2Q03, which compares with a 1.2% inflation in 2Q02.

Debt- Financial Situation

As part of the Company's constant efforts to improve its capital structure, during the month of May two debt certificates issues were made for a total combined amount of Ps $1,125 M. The funds coming from those issues were used to prepay short-term debt (credit) and in some cases, higher cost debt.

This leaves the company with a healthy financial structure and a net debt to EBITDA ratio of 3.9 times, a liquidity ratio of 1.2 times and an interest at present 94% of the debt is long-term.

Important Events

During the second quarter, two new Fiesta Inn (FI) hotels were opened. The first, a FI at the Historical Center of Mexico City, with 140 rooms under a leasing scheme. Also, a Fiesta Inn in Orizaba, Veracruz with 103 rooms under a management contract. With these openings, the number of hotels under the Fiesta Inn brand name increases to 37.

Significant accounting policies:

Basis of consolidation

The accompanying consolidated financial statements include the financial statements of Grupo Posadas, S.A. de C.V. and those of the subsidiaries that the Company controls.

Hotels owned and leased by the Company pay to Grupo Posadas, S.A. de C.V. a management fee on a similar basis as hotels managed but not owned by the Company. With the purpose of showing the results of its hotel operation and hotel management fees, brand and other with the revenues and costs of these types of businesses, the Company decided not to eliminate these operations in the preparation of its consolidated statements of income, which does not affect operating income.

Acquisition of businesses

Participation in the results and changes in net worth of those subsidiaries that are purchased or sold, are included in the financial statement from or through the date on which the transactions are carried out, expressed in currency with purchasing power as of yearend.
Net excess of book value over the cost of acquisition of the subsidiaries, is recognized in income over a five-year period, and is presented as "amortization of goodwill from acquisition of businesses, net" in the accompanying statement of income.

Basis of preparation

The accounting policies followed by the Company are in conformity with the accounting principles generally accepted in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances.

The significant accounting policies of the Company are as follows:

Recognition of the effects of inflation-
The Company restates its consolidated financial information in terms of the purchasing power of the Mexican pesos as of the most recent period en in order to recognize the effects of inflation. Accordingly, the financial statements originally issued have been restated and the prior period amounts presented herein differ from those originally reported in terms of Mexican pesos of the corresponding period including the translation effect. Consequently, all consolidated financial statement amounts are comparable, both for the current and the prior years, since all are stated in terms of Mexican pesos of the same purchasing power.

Marketable securities-
These are primarily money market accounts, valued at market.

Inventories and operation costs

Inventories and their related cost are valued at average cost, which due to their high turnover is similar to replacement cost.

Long-term investments-

Long-term investments where de Company does not have significant influence are valued at cost of acquisition, and are restated based on the National Consumer Price Index (NCPI), but not in excess of realizable value. Realizable value is determined based on the latest available audited financial statements.

Property and equipment-
Property and equipment in Mexico have been restated using factors derived from the NCPI. Depreciation is calculated using the straight-line method, based on the economic useful lives and residual values determined by independent appraisers.
Property and equipment of foreign subsidiaries are recorded at historical cost, restated based on the NCPI of the country of origin, and translated into Mexican pesos at the exchange rate as of yearend.
The cost of improvements, remodeling and replacements is capitalized. The cost of minor repairs and maintenance is charged to results when incurred.

Employee benefits-
According to the Mexican labor law, Mexican companies are liable for separation payments and seniority premiums to employees terminating under certain circumstances. In addition, beginning in 1996, the Company established a pension plan covering the retirement of its executives.
The policy of the Company is to record separation payments in the results of the period in which they are incurred. The liability for seniority premiums is recorded as it accrues, according to actuarial calculations based on the projected unit credit method, using real interest rates. Therefore, the net liability is being accrued and at present value will cover the projected benefit obligations to the estimated retirement date of the Company's employees.

Stockholders´ equity restatement-
Stockholders equity is restated by applying the factors derived from the NCPI to present capital stock and other capital in terms of the purchasing power at the latest yearend from the date of contribution or generation.
The cumulative effect of restatement is mainly comprised by the translation effect of foreign subsidiaries, and from the result from holding no monetary assets of prior years and their corresponding restatement.

Recognition of revenue-
Revenues from the hotel operation and management services are recognized when services are rendered. The revenues form the Vacation Club operation is recognized when the contract is formalized and the corresponding down payment is collected.

Restatement of revenues and expenses-
Revenues and expenses are restated from the month in which they arise through period end, based on factors derived from the NCPI.

Integral financing cost-
This consists of the net effect of all financial revenues or expenses, such as interest, currency exchange, exchange gain or loss from futures and securities contracts, restatement of investment units and gain from monetary position as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction and the assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend.
The gain from monetary position, which results from the deterioration of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary liabilities at the beginning of each month the inflation factor derived from the NCPI and is restated at yearend with the corresponding factor.

Other related businesses-
Include principally revenues, direct costs and operating expenses of certain subsidiaries engaged in the sale of real estate developments, Vacation Club intervals, distribution of operating equipment for hotels, coordination and hotel design and travel agency operations.

Majority income per share-
Majority income per share is determined by diving the majority net income by the weighted average number of common shares outstanding.
Diluted income per share is determined by adding 1)the yield attributable to convertible bonds and contracts to the above-mentioned income, and 2) to the weighted average outstanding shares the weighted average of obligations outstanding during the period, converted into shares based on the conversion coefficient established in the convertible obligations and bond issuance contracts.

Statements of changes in financial position
Present changes in constant Mexican pesos, according to the financial position at prior yearend, restated to Mexican pesos of the most recent yearend.

Financial instruments-
The Company records all the effects of contracted financial instruments as assets or liabilities. The financial instruments that have been designated and that function effectively as hedging against the effects of certain risks or other financial instruments, will affect the assets, liabilities, transactions or the corresponding risks when they are realized, settled or occur, respectively. The majority of financial instruments contracted for these purposes are valued at market and affect the integral financing result in each accounting period.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 2 YEAR: **2003**
GRUPO POSADAS, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
					\CQUISITIOI COST	PRESENT VALUE (3)
	SUBSIDIARIES					
1	INMOBILIARIA HOTELERA POSADAS, S.A. DE C.V.	SUBHOLDING CO	1	99.99	2,581,844	4,096,178
2	POSADAS DE MEXICO S.A. DE C.V.	HOTEL ADMINISTRATION	1	99.99	96,947	1,123,650
3	HOTEL CONDESA DEL MAR, S.A. DE C.V.	REAL ESTATE CO	1	99.99	84,073	344,982
4	PORTO IXTAPA, S.A. DE C.V.	REAL ESTATE DEVELOPMENT SINCA	1	99.99	257,297	132,644
5	FONDO INMOBILIARIO POSADAS, S.-A. DE C.V.	SINCA	1	51.97	52,564	206,649
6	INVERSIONES LAS POSADAS 4500, C.A.	REAL ESTATE	1	99.99	47,616	95,316
7	POSADAS USA, INC	HOTEL ADMINISTRATION	1	99.99	34,563	81,888
8	DESARROLLO ARCANO, S.A. DE C.V.	REAL ESTATE	1	70.00	16,240	14,038
9	COMPAÑIA PROVEEDORA HOTELERA, S.A. DE C.V.	PRODUCT DISTRIBUTION	1	99.99	9,889	9,335
10	OPERADORA FINANCIERA DE INVERSIONES, S.A. DE C.V.	SINCA OPERATIONS	1	75.00	188	1,057
11	SISTEMA DIRECTOR DE PROYECTOS, S.A. DE C.V.	PROJECT, PLANNING AND SUPERVISION	1	99.99	12,180	8,118
12	OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	194,972	101,717
	TOTAL INVESTMENT IN SUBSIDIARIES				**3,388,373**	**6,215,572**
	ASSOCIATEDS					
1	INMOBILIARIA HOTELERA LAS ANIMAS, S.A. DE C.V.	HOTEL OPERATIONS	7,500	25.00	3,800	19,353
2	INMOBILIARIA HOTELERA DE YUCATAN, S.A. DE C.V.	HOTEL OPERATIONS	2,394,566	9.20	103	4,741
3	RIOTUR EMPRESA DE TURISMO DO MUNICIPIO DO RIO JAN	HOTEL OPERATIONS	24,551,107	1.91	0	3,188
4	TURISRIO COMPANHIA DE TURISMO DO ESTADO DO RIO DO	HOTEL OPERATIONS	1,648,071	0.49	0	86
5	OTRAS ASOCIADAS (4) (No. DE ASOC.:)		1	0.00	65	2,358
			0	0.00	0	0
	TOTAL INVESTMENT IN ASSOCIATEDS				**3,968**	**29,726**
	OTHER PERMANENT INVESTMENTS					**95,903**
	TOTAL					**6,341,201**

STOCK EXCHANGE CODE: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 2 YEAR: 2003

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	\WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
NOTES					

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **2** YEAR: **2003**
GRUPO POSADAS, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	2,133,014	557,284	1,575,730	5,296,666	1,723,841	5,148,555
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	30,633	17,675	12,958	12,895	10,644	15,209
OFFICE EQUIPMENT	784,110	295,187	488,923	645,275	385,714	748,484
COMPUTER EQUIPMENT	57,259	49,425	7,834	60,848	54,650	14,032
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**3,005,016**	**919,571**	**2,085,445**	**6,015,684**	**2,174,849**	**5,926,280**
NOT DEPRECIATION ASSETS						
GROUNDS	307,375	0	307,375	1,184,850	0	1,492,225
CONSTRUCTIONS IN PROCESS	111,391	0	111,391	5,783	0	117,174
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**418,766**	**0**	**418,766**	**1,190,633**	0	**1,609,399**
TOTAL	**3,423,782**	**919,571**	**2,504,211**	**7,206,317**	**2,174,849**	**7,535,679**

NOTES

MEX AN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
IANTY																
	30/05/2006	6.81	0	0	0	0	0	0	0	0	3,560	3,560	6,761	6,881	0	0
ONAL FINANCE	15/07/2006	9.32	0	0	0	0	0	0	0	0	11,168	11,168	48,428	59,804	0	0
ONAL FINANCE	15/06/2012	6.37	0	0	0	0	0	0	0	0	13,733	13,733	27,466	27,466	27,466	137,329
T	13/02/2009	4.92	0	0	0	0	208,740	0	0	0	0	0	0	0	0	0
T	19/08/2009	4.23	0	0	17,196	17,196	34,392	34,392	34,392	40,481	0	0	0	0	0	0
T	29/08/2005	6.24	0	0	10,959	10,959	21,918	5,479	0	0	0	0	0	0	0	0
OMER			0	0	3,836	3,836	7,671	7,671	3,496	6,993	0	0	0	0	0	0
	17/08/2008	5.56	0	0	0	52,185	104,370	104,370	104,370	156,555	0	0	0	0	0	0
K INVERLAT	04/09/2007	5.92	0	0	2,008	4,015	8,031	8,030	90,344	0	0	0	0	0	0	0
A COMMERCE BANK	05/02/2013	4.25	0	0	0	0	0	0	0	0	6,376	6,376	12,753	12,753	12,753	173,132
			20,880	63,187	0	0	0	0	0	0	0	0	0	0	0	0
ANCIAL ENTITIES																
ABE ESPAÑOL	01/12/2003	1.47	0	0	0	0	0	0	0	0	26,833	0	0	0	0	0
	12/09/2004	9.20	0	28,500	0	0	0	0	0	0	0	0	0	0	0	0
IKS			20,880	91,687	33,999	88,191	385,122	159,942	232,602	204,029	61,670	34,837	95,408	106,904	40,219	310,461
THE MEXICAN CHANGE																
ED DEBT																
	16/02/2006	12.83	0	300,000	0	0	0	0	0	0	0	0	0	0	0	0
	07/07/2006	13.58	0	250,000	0	0	0	0	0	0	0	0	0	0	0	0
	02/12/2004	9.31	0	200,000	0	0	0	0	0	0	0	0	0	0	0	0
	06/05/2009	11.72	0	250,000	0	0	0	0	0	0	0	0	0	0	0	0
RANTY																
	27/01/2009	5.15	0	863,121	0	0	0	0	0	0	0	0	0	0	0	0
CK EXCHANGE			0	1,863,121	0	0	0	0	0	0	0	0	0	0	0	0

:HA E CODE: POSADAS
3AL , S.A. DE C.V.

MEY AN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2003

Final Printing
CONSOLIDATED

edit / pe / ution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
S																
S DE SERVICIOS			78,139	0	0	0	0	0	0	0	1,883	0	0	0	0	0
S DE			223,437	0	0	0	0	0	0	0	34,035	0	0	0	0	0
RS			301,576	0	0	0	0	0	0	0	35,918	0	0	0	0	0
OS			215,409	0	0	0	0	0	0	0	111,294	0	0	0	0	0
IT LIABILITIES EDITS			215,409	0	0	0	0	0	0	0	111,294	0	0	0	0	0
			537,865	1,954,808	33,999	88,191	385,122	159,942	232,602	204,029	208,882	34,837	95,408	106,904	40,219	310,461

N THE SECTION OF THE CREDIT LOONS EVERYONE HAVE A MORTGAGE WARRANTY.
HE IXE ISUSUE WAS FOR 875 MILLIONS OF PESOS, WHICH WAS FIXED TROUGH AN NTEREST RATE SWAP TO 82.698 MILLIONS OF DOLLARS, DUE TO THIS FACT, THE AMOUNT N MXN PESOS WILL CHANGE ACCORDING TO THE EXCHANGE RATE AT THE END OF THE ERIOD.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 2 YEAR: **2003**
GRUPO POSADAS, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	40,995	427,865	0	0	427,865
TOTAL	**40,995**	**427,865**			**427,865**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	7,571	79,023	0	0	79,023
TOTAL	**7,571**	**79,023**			**79,023**
NET BALANCE	**33,424**	**348,842**			**348,842**
FOREING MONETARY POSITION					
TOTAL ASSETS	**41,747**	**435,713**	**22,047**	**230,101**	**665,814**
LIABILITIES POSITION	**172,025**	**1,795,419**	**10,077**	**105,177**	**1,900,596**
SHORT TERM LIABILITIES POSITION	24,982	260,732	10,077	105,177	365,909
LONG TERM LIABILITIES POSITION	147,043	1,534,687	0	0	1,534,687
NET BALANCE	**(130,278)**	**(1,359,706)**	**11,970**	**124,924**	**(1,234,782)**

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **2** YEAR: **2003**

GRUPO POSADAS, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

Final Printing

NOTES

1)EXCHANGE RATE USD 10.437 MEXICAN PESOS
2)INCLUDES FOREIGN SUBSIDIARIES
3)READING THE TRADE BALANCE IN FOREIGN EXCHANGE, WITHIN THE INCOME SECTION ARE INCLUDED THE MANAGED HOTELS THAT ARE NOT OWNED BY THE COMPANY, BUT AS A GROUP, WE MUST RECIRD THEM UNDER THE CONCEPT.
THIS MOUNT (FOREIGN EXCHANGE INCOME) DIFFERS FROM THE ONE REPORTED IN THE INCOME STATEMENT, SPEDIFICALLY WITHIN FOREIGN NET SALES, BECAUSE THE INCOME STATEMENT INCLUDES ONLY THOSE HOTELS OWNED BY THE COMPANY WHERE IT HAS EFFECTIVE CONTROL OVER MANAGEMENT.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	865,895	4,392,150	3,526,255	0.40	14,105
FEBRUARY	902,930	4,213,269	3,310,339	0.28	9,269
MARCH	1,023,662	4,374,696	3,351,034	0.63	21,112
APRIL	1,079,724	4,298,491	3,218,767	0.17	5,472
MAY	1,081,471	4,152,961	3,071,490	0.00	(9,829)
JUNE	1,359,418	4,432,933	3,073,515	0.08	2,459
ACTUALIZATION:	0	0	0	0.00	2,810
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	(6,621)
OTHER	0	0	0	0.00	0
TOTAL					**38,777**

NOTES

THE RESULT OF THE MONETARY POSITION FOR THE COMPANIES LOCATED IN U.S.A., BRAZIL AND ARGENTINA IS CONSIDERED WITHIN THE FOREIGN SUBSIDIARIES ITEM TAKING INTO ACCOUNT THE INFLATION OF THE CORRESPONDING COUNTRY B-15

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 2 YEAR: 2003

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NON APLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED
NON APLICABLE

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
HOTELES CAESAR PARK	GRAND TURISM HOTELS	837,443	53
HOTELES FIESTA AMERICANA	GRAND TURISM HOTELS AND FIVE STARS HOTELS	4,507,864	59
HOTELES FIESTA INN	FOUR STARS HOTELS "BUSSINESS CLASS"	1,282,827	65
HOTELES HOLIDAY INN	FOUR STAR HOTELS	192,740	69
HOTELES THE EXPLOREAN	"ADVENTURE" FIVE STARS HOTELS	60,266	19

NOTES

CAESAR PARK HOTELS 2 LOCATED IN BRAZIL AND 1 ARGENTINA
FIESTA AMERICANA HOTELS, 10 LOCATED IN MEXICO
FIESTA INN HOTELS, 14 LOCATED IN MEXICO
HOLIDAY INN HOTELS, 5 LOCATED IN U.S.A.
THE EXPLOREAN HOTELS, 2 LOCATED IN MEXICO.

THE HOTELS MENTIONED ABOVE ARE THOSE IN WHICH THE COMPANY HOLDS MANAGEMENT CONTROL.
CAPACITY IS REPRESENTED BY NET REPLACEMENT VALUE AND THE PERCENTAGE IS ITS UTILIZATION LEVEL.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 2 YEAR: 2003

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON APLICABLE					

NOTES

EXCHANGE CODE: **POSADAS**
POSADAS, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PERATION				1,840,281		FIESTA AMERICANA FIESTA INN THE EXPLOREAN	GENERAL PUBLIC
T A L .				1,840,281			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

EXCHANGE CODE: **POSADAS**
POSADAS, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

PAGE 2
CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PERATION				237,514		CAESAR PARK HOLIDAY INN	GENERAL PUBLIC
A L				237,514			

ES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2002 — 123,128,632

Number of shares Outstanding at the Date of the NFEA: (Units) — 500,208,074

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
I	B	500,134,012.00	31/03/2003	7,830.00
I	IIB	500,134,012.00	28/02/2003	200.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF JUNIO OF 2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2003 — 134,769,552

Number of shares Outstanding at the Date of the NFEA: (Units) — 500,208,074

STOCK EXCHANGE COI POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 1 YEAR: 1997

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **2002**	123,128,632
Number of shares Outstanding at the Date of the NFEA : (Units)	500,208,074

STOCK EXCHANGE COI POSADAS QUARTER: 2 YEAR: 2003

RAZON SOCIAL: **GRUPO POSADAS, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 2 YEAR: **2003**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	390,023,415		390,023,415		390,033	
L		0	107,947,962			107,947,962	107,948	
TOTAL			**497,971,377**	**0**	**390,023,415**	**107,947,962**	**497,981**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
497,971,377
SHARES PROPORTION BY :

CPO'S : 8.75%
UNITS : 0
ADRS's : 0.01% SERIE A, 0.05% SERIE L
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A	1,157,642	5.50000	5.50000
L	217,643	4.50000	4.50000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **2** YEAR: **2003**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** TO **30** OF **JUNE** OF **2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

ING. MANUEL BORJA CHICO	**L.C. FERNANDO LOPEZ VAZQUEZ**
FINANCE VICE-PRESIDENT	**ADMINISTRATIVE DIRECTOR**

MEXICO, D.F., AT JULY 28 OF 2003

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS

Date: 07/23/2003 15:55

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO POSADAS, S.A. DE C.V.
ADDRESS:	REFORMA LOMAS 155 - 2nd Floor & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	mborja@posadas.com.mx
INTERNET ADDRESS	www.posadas.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GPO920120440
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	MANUEL BORJA CHICO, ENGINEER
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	mborja@posasdas.com.mx

INFORMATION ABOUT THE CHIEF EXECUTIVE OFFICERS

TITLE MSE:	PRESIDENT OF THE BOARD OF DIRECTORS
TITLE:	PRESIDENT
NAME:	GASTON AZCARRAGA ANDRADE
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	CHIEF EXECUTIVE OFFICER
NAME:	NOT APPLICABLE
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS Date: 07/23/2003 15:55

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	VICEPRESIDENT OF FINANCES
NAME:	MANUEL BORJA CHICO
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL	mborja@posadas.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	VICEPRESIDENT OF FINANCES
NAME:	MANUEL BORJA CHICO
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	DIRECTOR OF ADMINISTRATION
NAME:	FERNANDO LOPEZ VAZQUEZ
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL	flopez@posadas.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	DIRECTOR OF LEGAL DEPARTMENT
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	DIRECTOR OF LEGAL DEPARTMENT
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS | Date: 07/23/2003 15:55

TITLE MSE:	ASSISTANT SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	VACANT
NAME:	VACANT
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	CREDITED FOR SHIPMENT OF INFORMATION VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	CREDITED FOR SHIPMENT OF RELEVANT EVENTS VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	oiriarte@posadas.com.mx

(C)

English translation of the announcement calling all shareholders to the General Ordinary Shareholders' Meeting, published in the newspaper "Excelsior" on March 28, 2003.

GRUPO POSADAS, S.A. DE C.V.

By resolution adopted by the Board of Directors at their Meeting held January 22, 2003, and pursuant to Articles 181, 183 and other applicable Articles of the General Law of Commercial Companies, in connection with Clauses Nineteenth, Twentieth paragraph a), Twenty-First and other related Articles of the Corporate By-laws, the shareholders of Grupo Posadas, S.A. de C.V. are convened to attend an Ordinary General Shareholders' Meeting that will take place on April 24, 2003 at 11:00 a.m. at the penthouse of the building number 155 of Avenida Paseo de la Reforma, Colonia Lomas de Chapultepec, C.P. 11000, Mexico City, Federal District, in accordance with the following:

AGENDA

I. Proposition, discussion and approval, if applicable, of the financial, administrative and accounting information in accordance with the provisions of Article 172 of the General Law of Commercial Companies, as well as the report of the Examiner of the Company in accordance with the provisions of Article 166 of the same Law, corresponding to the fiscal year ended December 31, 2002, with respect to Grupo Posadas, S.A. de C.V. and the companies in which it owns a majority of the shares of the capital stock, when the investment value for each one of them exceeds 20% of the net worth capital of Grupo Posadas, S.A. de C.V. according to the latest financial position statement at the close of the corresponding fiscal year, if applicable;

II. Application of results; including legal reserves. Proposal to set forth the maximum amount of resources for acquisition of own shares;

III. Determination of the number of persons who make up the Board of Directors of Grupo Posadas, S.A. de C.V.; as well as appointment or ratification, if applicable, of the members who will be the secretaries and examiners of the Company, and the determination of their compensation.

IV. Determination of the number of Board Members who will make up the Executive Committee, as well as their powers and the compensation they will receive;

V. Appointment of delegates to enforce and notarize the resolutions adopted at the meeting.

VI. Reading and approval, if applicable, of the corresponding Minutes.

In accordance with the terms of Article 173 of the General Law of Commercial Companies the report mentioned in Article 172 of the General Law of Commercial Companies, as well as the Examiner's report shall be made available to the shareholders at the corporate offices of Grupo Posadas, S.A. de C.V. located at the address previously mentioned, for fifteen business days before the date of the Meeting.

The Shareholders are reminded that, under the terms of the current By-laws, the Registry of Shares will close three working days before the date established for the meeting, and the company will only recognize as shareholders those individuals or entities whose names are registered in the Registry of Shares or who evidence their capacity as shareholders by complying with the provisions of Article 78 of the Securities Market Law. In order to have the right to attend the meeting, shareholders shall deposit in the offices of the company located at the above mentioned domicile, at the latest three business days before the Meeting, the titles of their shares or the deposit receipts issued by S.D. Indeval, S.A. de C.V., Institution for the Deposit of Securities ("INDEVAL"). Upon delivering such documents, the shareholders registered in the Registry of Shares will be given the corresponding admission card. Stock Exchanges and other institutions that are depositors of INDEVAL shall present a list including the name, domicile, nationality and number of shares of the shareholders they represent.

In accordance with Clause Twenty First of the By-laws, attorneys may represent the shareholders in fact, by means of a power of attorney granted before two witnesses. Likewise, complying with the provisions of Article 14 Bis 3 paragraph VI of the Securities Market Law, the shareholders may be represented by attorneys, by means of a power granted in formularies created by the Company, whose respective formats will be available for the intermediaries of the securities market who evidence the representation of the shareholders, during the term foreseen by Article 173 of the General Law of Commercial Companies

Mexico City, March 26, 2003
Grupo Posadas, S.A. de C.V.
Mr. Francisco Javier López Segura
Secretary of the Board of Directors

English translation of the announcement calling Series "L" shareholders to the Special Shareholders' Meeting, published in the newspaper "Excelsior" on March 28, 2003

GRUPO POSADAS, S.A. DE C.V.

By resolution adopted by the Board of Directors at their Meeting held January 22, 2003, and pursuant to Articles 181, 183 and other applicable Articles of the General Law of Commercial Companies, in connection with the Twentieth, paragraph c, Twenty-First and other related Articles of the Corporate By-laws, the Series L shareholders of Grupo Posadas, S.A. de C.V. are convened to attend a Special Shareholders' Meeting for Series L Shareholders that will take place on April 24, 2003 at 10:30 a.m. at the penthouse of the building number 155 of Avenida Paseo de la Reforma, Colonia Lomas de Chapultepec, C.P. 11000, Mexico City, Federal District, in accordance with the following:

AGENDA

I. Proposition, discussion and approval, if applicable, to elect the members of the Board of Directors and their respective alternates corresponding to Series L Shares, in accordance with the Corporate By-laws of Grupo Posadas, S.A. de C.V. Appointment of a special delegate.

II. Resolution, discussion and approval, if applicable, of the corresponding Minutes.

The Shareholders are reminded that, under the terms of the current By-laws, the Registry of Shares shall close three working days before the date established for the meeting, and the company will only recognize as shareholders those individuals or entities whose names are registered in the Registry of Shares or who evidence their capacity as shareholders by complying with the provisions of Article 78 of the Securities Market Law. In order to have the right to attend the meeting, shareholders shall deposit in the offices of the company located at the above mentioned domicile, at the latest three business days before the Meeting, the titles of their shares or the deposit receipts issued by S.D. Indeval, S.A. de C.V., Institution for the Deposit of Securities ("INDEVAL"). Upon delivering such documents, the shareholders registered in the Registry of Shares will be given the corresponding admission card. Stock Exchanges and other institutions that are depositors of INDEVAL shall present a list including the name, domicile, nationality and number of shares of the shareholders they represent.

In accordance with Clause Twenty First of the By-laws, attorneys may represent the shareholders in fact, by means of a power of attorney granted before two witnesses. Likewise, complying with the provisions of Article 14 Bis 3 (Frac. VI) of the Securities Market Law, the shareholders may be represented by attorneys, by means [illegible] mularies created by the Company, wh[illegible] liaries of the securities market who [illegible] he term foreseen by Article 173 of the

Grupo Posadas, S.A. de C.V.
Mr. Francisco Javier López Segura
Secretary of the Board of Directors

(E)

ENGLISH SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUPO POSADAS, S.A. DE C.V., HELD ON APRIL 24, 2003 AT 11: 00 A.M.

In Mexico City, Federal District, at the corporate address of GRUPO POSADAS, *SOCIEDAD ANONIMA DE CAPITAL VARIABLE*, at 11:00 a.m. on April 24, 2003, the Shareholders and Shareholders' Attorneys in fact, whose names and number of shares they represent are mentioned herein below, met with the purpose of holding a General Ordinary Shareholders' Meeting for Grupo Posadas, S.A. de C.V.

As there was a sufficient quorum in accordance with the Law and the Corporate By-laws, the Chairman declared the Meeting legally convened and therefore the resolutions adopted therein valid, the Secretary read the summons to the Meeting published in the newspaper "Excelsior" on March 28, 2003 which contains the following:

AGENDA

I. Presentation, Discussion and Approval, if applicable, of the financial, administrative, and accounting information referred to in Article 172 of the General Law of Commercial Companies, as well as the report of the Examiner of the Company referred to in Article 166 of the same Law, corresponding to the year ended December 31, 2002, for Grupo Posadas, S.A. de C.V. and those companies of which the above owns the majority of the shares representing its capital, when the investment value of each and everyone exceeds 20% of the capital stock of Grupo Posadas, S.A. de C.V., according to its most recent financial position statements at the close of the corresponding year, if applicable.

II. Application of results.

III. Determination of the number of persons that shall make up the Board of Directors of Grupo Posadas, S.A. de C.V., as well as the designation or the ratification, if applicable, of such members, the secretaries and examiners of the Company, and determination of their compensation.

IV. Determination of the number and of the Directors that shall make up the Executive Committee, as well as their powers, and the compensation they shall receive.

V. Designation of delegates that shall enforce and formalize the resolutions adopted at the Meeting.

VI. Reading and approval, if applicable, of the corresponding Minutes

FIRST ITEM ON THE AGENDA

1. The financial statements and other information presented by the Chairman on behalf of the Board of Directors, corresponding to 2002, were approved, considering the report of the Examiner of the Company. The resolutions adopted and actions taken by the Board of Directors, the Executive Committee and Executive officers of the Company during such fiscal year, are also ratified, releasing them of any liability it may arise from their actions.

2. The financial statements for the year 2002 shall be published in the Official Gazette of the Federation *(Diario Oficial de la Federación)*, as referred to in Article 172 of the General Law of Commercial Companies.

SECOND ITEM ON THE AGENDA

FIRST RESOLUTION

The amount of $7,843,050.00 shall be set aside of the majority net income of $156,861,000.00 registered in the financial statements of Grupo Posadas, to increase the Legal Reserve, pursuant to the provisions of Article 20 of the General Law of Commercial Companies.

SECOND RESOLUTION

The remainder of the net profit, that is, the amount of $149,017,950.00 shall be accounted as pending application profits.

THIRD ITEM ON THE AGENDA

The Chairman informed to those present at the Meeting about proposal made by a group of shareholders, that the Board of Directors of Grupo Posadas, S.A. de C.V., to consist of a total number of eleven members, as follows:

MEMBERS OF THE BOARD	
CHAIRMAN	MR. GASTON AZCARRAGA ANDRADE
FULL MEMBER	MR. ENRIQUE AZCARRAGA ANDRADE
FULL MEMBER	MR. ALEJANDRO CHOUZA AZCARRAGA
FULL MEMBER	MR. CARLOS BUSTAMANTE ACHONDO
FULL MEMBER	MR. PABLO AZCARRAGA ANDRADE
FULL MEMBER	MR. CARLOS LLANOS CIFUENTES
FULL MEMBER	MR. ANTONIO MADERO BRACHO
FULL MEMBER	MR. SALVADOR OÑATE ASENCIO
FULL MEMBER	MR. ESTEBAN MALPICA FOMPEROSA
FULL MEMBER (SERIES "L")	MR. FERNANDO CHICO PARDO
FULL MEMBER (SERIES "L")	MR. JOAQUIN VARGAS GUAJARDO
ALTERNATE MEMBER	MR. JOSE CARLOS AZCARRAGA ANDRADE
ALTERNATE MEMBER	MR. JAVIER BARRERA SEGURA
ALTERNATE MEMBER	MR. MICHEL MONTANT CARON

ALTERNATE MEMBER	MR. JORGE CARVALLO COUTTOLENC
ALTERNATE MEMBER	MR. MANUEL BORJA CHICO
ALTERNATE MEMBER (SERIES "L")	MR. MARK LANGDALE

It was also proposed to appoint Mr. Fernando Loera Aguilar as Examiner of the Company, Mr. Manuel Gutiérrez García as Alternate Examiner; and Francisco Javier López Segura as Secretary and Enrique Eduardo Green Vera as Alternate Secretary, these appointed Secretaries are not part of the Board of Directors.

Following discussion among the Shareholders and the Shareholders' Attorneys in fact, the above proposals were approved by unanimous vote and the following resolutions were adopted:

RESOLUTIONS

a) The Board of Directors is made up in the manner mentioned above and the persons appointed as Secretaries and Examiners as it is mentioned above. The appointed Members, Secretaries and Examiners accepted their offices, compromising themselves to the faithful and loyal fulfillment of their duties, hereby guaranteeing their functions according to the terms set forth in the Company's By-laws. The Board of Directors shall have the powers set forth in Article Seventeen and other related articles in the Company By-laws.

b) To set forth as compensation for the Directors, Examiner and Secretary for the fiscal year of 2003, and until the next Annual Ordinary Shareholders' Meeting, for attendance at each Board Meeting, the amount equal to two *centenarios*, with the withholding of the corresponding tax. The Alternate Members shall receive the same compensation, only when their attendance is required, in order to reach a quorum at the Board Member meetings.

FOURTH ITEM ON THE AGENDA.-

In relation to this item on the agenda, the Chairman of the Board of Directors proposed that in accordance with the By-laws of Grupo Posadas, S.A. de C.V. currently in force and effect, the Executive Committee be organized and that the following Members of the Board of Directors be appointed:

MEMBERS	ALTERNATES
Mr. Gastón Azcárraga Andrade	Mr. Manuel Borja Chico
Mr. Enrique Azcárraga Andrade	Mr. Javier Barrera Segura
Mr. Pablo Azcárraga Andrade	Mr. Michel Montant Carón
	Mr. Jorge Carvallo Couttolenc
	Mr. Mark Langdale

RESOLUTIONS

1.- To organize an Executive Committee in accordance with the above proposal.

2.- The members of the Executive Committee, shall not receive any compensation for their attendance at the Committee's meetings.

FIFTH ITEM ON THE AGENDA

Messrs. Gabriel Elías Guzmán, Francisco Javier López Segura and Enrique Eduardo Green Vera are hereby authorized to, jointly or severally, appear before the Notary Public of their choice for the purpose of requesting and granting the total or partial notarization of these Minutes, if necessary, and to give all notices, obtain all permits and carry out all the procedures as may be necessary in order to formalize the resolutions adopted at this Meeting and fulfill the same.

The undersigned, Francisco Javier López Segura, Secretary of the Board of Directors of Grupo Posadas, S.A. de C.V., certifies that this summary of the Minutes of the above mentioned meeting is in accordance with the original text of the corresponding minutes.

[illegible signature]

Lic. Francisco Javier López Segura
Secretary of the Board of Directors

English Translation

ATTENDANCE LIST OF SHAREHOLDERS THAT WERE PRESENT AT THE GENERAL EXTRA-ORDINARY SHAREHOLDERS' MEETING OF GRUPO POSADAS, S.A. DE C.V., HELD AT 11:00 A.M. ON APRIL 24, 2003

SHAREHOLDER	SHARES AND VOTES	SERIES	
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V., CASA DE BOLSA. Represented by -- Alan Thomas Macías Dowling and/or Humberto Real Vázquez and/or Ismael Gutiérrez Medina and/or Juan Merlos Estrada and/or Ricardo Velásquez López and/or Alfonso Ramos Sandoval and/or Ana María Mireles Torres and/or Ana Paula Suárez Covian and/or Angel Hernández Salazar and/or Francisco Kenneth de Gortari Ochoa and/or Cecilia del Castillo Soltero and/or Claudia Medina Ruíz and/or Eduardo Estrada López and/or Ernesto Rosales Carvajal and/or Stephaan Peeter Nollet and/or Lidia Padilla Sánchez and/or Luis Felipe Vallarino Medina and/or Manuel Zapata Ramírez and/or Omar Saavedra Sánchez and/or Omar Yadid Taboada and/or Rafael Pablo Urquia and/or Tarik Ramírez Fuentes Juan Manuel Márquez González and/or Esteban Polidura Frohmader.	107,366,609	"A"	[signed]
BANCO NACIONAL DE MEXICO, S.A., INSTITUCION DE BANCA MULTIPLE. Represented by -- Humberto Real Vázquez and/or Ismael Gutiérrez Medina and/or Juan Merlos Estrada and/or Ricardo Velázquez López and/or Alfonso Ramos Sandoval and/or Ana María Mireles Torres and/or Ana Paula Suárez Covian and/or Angel Hernández Salazar and/or Francisco Kenneth de Gortari Ochoa			

and/or Cecilia del Castillo Soltero and/or Claudia Medina Ruíz and/or Eduardo Estrada López and/or Ernesto Rosales Carvajal and/or Stephaan Peeter Nollet and/or Lidia Padilla Sánchez and/or Luis Felipe Vallarino Medina and/or Manuel Zapata Ramírez and/or Omar Saavedra Sánchez and/or Omar Yadid Taboada and/or Rafael Pablo Urquia and/or Tarik Ramírez Fuentes Juan Manuel Márquez González and/or Esteban Polidura Frohmader and/or Lidia Padilla Sánchez and/or Alan Thomas Macías Dowling.	31,537,305	"A"	[signed]
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER. Represented by -- Juan Carlos Mateos Durán de Huerta and/or José Alberto Galván López and/or Rodrigo G. Jiménez Santos and/or Carlos M. Perezalonso Eugía and/or Elizabeth Barrera Aguilar and/or José Angel Montaño Gutiérrez and/or Gustavo Terán Durazo and/or Wolfgang H. Rohde Rolón.	747,036	"A"	[signed]
GRUPO BURSATIL MEXICANO, S.A. DE C.V. Represented by -- Alejandro Vigil Garza.	82,562	"A"	[signed]
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO SCOTIA INVERLAT. Represented by -- Ana Gabriela Ocejo and/or Jorge Gutiérrez and/or Claudia Canchola Gutiérrez and/or María José García and/or Marco Antonio Reyes.	23,450,474	"A"	[signed]

SCOTIA INVERLAT CASA DE BOLSA S.A. DE C.V., GRUPO FINANCIERO – SCOTIA INVERLAT. Represented by -- Himelda Ugalde de Granados.	39,057,980	"A"	[signed]
INVERSORA BURSATIL, S.A. DE C.V. CASA DE BOLSA GRUPO FINANCIERO INBURSA Represented by -- José Ignacio Jiménez Santos.	285	"A"	[signed]
INVEX CASA DE BOLSA, S.A. DE C.V. Represented by -- Himelda Ugalde Grandos.	34,988,993	"A"	[signed]
IXE CASA DE BOLSA, S.A. DE C.V. Represented by -- Ena Victoria Pérez Sahagún.	50,800,000	"A"	[signed]
NACIONAL FINANCIERA, S.N.C. Represented by -- Reynaldo Reyes Pérez Díaz and/or Rubén Acevedo Núñez.	34,122,631	"A"	[signed]
CASA DE BOLSA SANTANDER SERFIN, S.A. GRUPO FINANCIERO SANTANDER SERFIN. Represented by -- Himelda Ugalde de Granados.	36,800,093	"A"	[signed]
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V. CASA DE BOLSA. Represented by -- Alan Thomas Macías Dowling and/or Humberto Real Vázquez and/or Ismael Gutiérrez Medina and/or Juan Merlos Estrada and/or Ricardo Velásquez López and/or Alfonso Ramos Sandoval and/or			

Ana María Mireles Torres and/or Ana Paula Suárez Covian and/or Angel Hernández Salazar and/or Francisco Kenneth de Gortari Ochoa and/or Cecilia del Castillo Soltero and/or Claudia Medina Ruíz and/or Eduardo Estrada López and/or Ernesto Rosales Carvajal and/or Stephaan Peeter Nollet and/or Lidia Padilla Sánchez and/or Luis Felipe Vallarino Medina and/or Manuel Zapata Ramírez and/or Omar Saavedra Sánchez and/or Omar Yadid Taboada and/or Rafael Pablo Urquia and/or Tarik Ramírez Fuentes Juan Manuel Márquez González and/or Esteban Polidura Frohmader.	22,246,292	"A"	[not signed]

TOTAL: 381,290,260

The undersigned recount clerks of the General Extra-Ordinary Shareholders' Meeting of Grupo Posadas, S.A. de C.V., held at 11:00 a.m. on April 24, 2003, hereby CERTIFY that 358,953,968 shares were presented or represented at this shareholders' meeting, representing 81% of the 440,817,515 shares that form the series "A" capital stock of the Company.

RECOUNT CLERKS

[illegible signature]
C.P. Gabriel Elías Guzmán

[illegible signature]
Lic. Oliver Iriarte Fuentes

(F)

English Translation

ENGLISH SUMMARY OF THE RESOLUTIONS ADOPTED AT THE SPECIAL SERIES "L" SHAREHOLDERS' MEETING OF GRUPO POSADAS, S.A. DE C.V., HELD ON APRIL 24, 2003 AT 10:30 A.M.

In Mexico City, Federal District, at the corporate address of GRUPO POSADAS, *SOCIEDAD ANONIMA DE CAPITAL VARIABLE*, at 10:30 a.m. on April 24, 2003, the Series "L" Shareholders and Series "L" Shareholders' attorneys in fact, whose names and number of shares they represent are mentioned herein below, met with the purpose of holding an Special Shareholders' Meeting for Grupo Posadas, S.A. de C.V.

As there was a sufficient quorum in accordance with the Law and the Corporate By-laws, the Chairman declared the Meeting legally convened and therefore the resolutions adopted therein valid, the Secretary read the Summons to the Meeting published in the newspaper "Excelsior"on March 28, 2003 which contains the following:

AGENDA

I. Proposal, discussion and approval, if applicable, to appoint Full Members of the Board of Directors and their respective Alternate Members to be appointed by Series "L" shareholders, according to the By-laws of Grupo Posadas, S.A. de C.V. Appointment of special delegate.

II. Resolution, discussion and approval, if applicable, of the corresponding Minutes.

RESOLUTIONS OF THE FIRST ITEM ON THE AGENDA

The Chairman informed to the Series "L" shareholders and their attorneys in fact, that in accordance with the Securities Market Law they are entitled to appoint up to two Full Members of the Board of Directors and their corresponding Alternate Members.

Pursuant to the above, a group of Series "L" shareholders proposed to appoint Mr. Fernando Chico Pardo and Mr. Joaquín Vargas Guajardo as Full Members of the Series "L" shares and Mr. Mark Langdale and Mr. Jorge Carvallo Couttolenc as Alternate members of the Full members aforementioned, respectively prior deliberation of the shareholders and shareholders attorneys in fact, it was approved by unanimity of votes of the members present the mentioned proposals; and Mr. Fernando Chico Pardo and Mr. Joaquín Vargas Guajardo were designated Full members of the Board and Mr. Mark Langdale and Mr. Jorge Carvallo Couttolenc were designated Alternate Members of the Full members mentioned beforehand.

Likewise, it was unanimously agreed by the Meeting to appoint Mr. Francisco López Segura to inform to the General Ordinary Shareholders' Meeting of Grupo Posadas S.A de C.V, which will take place on April 24, 2003 at 11:00 am, the resolutions adopted in this Meeting in order to formalize the appointment of the Series "L" Members of the Board.

After reading the corresponding Minutes, Mr. Francisco Javier Lopez Segura, Secretary of the Board of Directors of Grupo Posadas S.A de C.V certifies and confirms that the present summary of the Shareholder ´s meeting summons mentioned at the beginning, in accordance with the original text of the corresponding minutes.

Mr. Francisco Javier López Segura
Secretary of the Board of Directors.

English Translation

ATTENDANCE LIST OF SHAREHOLDERS THAT WERE PRESENT A THE SPECIAL SHAREHOLDERS´ MEETING OF GRUPO POSADAS, S.A. DE C.V., HELD AT 10:30 A.M. ON APRIL 24, 2003.

SHAREHOLDER	SHARES AND VOTES	SERIES	
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V., CASA DE BOLSA. Represented by -- Alan Thomas Macías Dowling and/or Humberto Real Vázquez and/or Ismael Gutiérrez Medina and/or Juan Merlos Estrada and/or Ricardo Velásquez López and/or Alfonso Ramos Sandoval and/or Ana María Mireles Torres and/or Ana Paula Suárez Covian and/or Angel Hernández Salazar and/or Francisco Kenneth de Gortari Ochoa and/or Cecilia del Castillo Soltero and/or Claudia Medina Ruíz and/or Eduardo Estrada López and/or Ernesto Rosales Carvajal and/or Stephaan Peeter Nollet and/or Lidia Padilla Sánchez and/or Luis Felipe Vallarino Medina and/or Manuel Zapata Ramírez and/or Omar Saavedra Sánchez and/or Omar Yadid Taboada and/or Rafael Pablo Urquia and/or Tarik Ramírez Fuentes Juan Manuel Márquez González and/or Esteban Polidura Frohmader.	46,449,486	"L"	[signed]
BANCO NACIONAL DE MEXICO, S.A., INSTITUTICION DE BANCA MÚLTIPLE. Represented by -- Humberto Real Vázquez and/or Ismael Gutiérrez Medina and/or Juan Merlos Estrada and/or Ricardo Velázquez López and/or Alfonso Ramos Sandoval and/or Ana María Mireles Torres and/or Ana Paula Suárez Covian and/or Angel Hernández Salazar and/or Francisco Kenneth de Gortari Ochoa and/or Cecilia del Castillo Soltero and/or Claudia Medina Ruíz and/or Eduardo Estrada López and/or			

Ernesto Rosales Carvajal and/or
Stephaan Peeter Nollet and/or
Lidia Padilla Sánchez and/or
Luis Felipe Vallarino Medina and/or
Manuel Zapata Ramírez and/or
Omar Saavedra Sánchez and/or
Omar Yadid Taboada and/or
Rafael Pablo Urquia and/or
Tarik Ramírez Fuentes Juan Manuel
Márquez González and/or
Esteban Polidura Frohmader and/or
Lidia Padilla Sánchez and/or 1,835,688 "L" [signed] ____________
Alan Thomas Macías Dowling.

BANCO NACIONAL DE
MEXICO, S.A., INSTITUTICION
DE BANCA MÚLTIPLE.
Represented by --
Alan Thomas Macias Dowling and/or
Humberto Real Vázquez and/or
Ismael Gutiérrez Medina and/or
Juan Merlos Estrada and/or
Ricardo Velázquez López and/or
Ana María Mireles Torres and/or
Ana Paula Suárez Covian and/or
Angel Hernández Salazar and/or
Cecilia del Castillo Soltero and/or
Eduardo Estrada López and/or
Ernesto Rosales Carvajal and/or
Stephaan Peeter Nollet and/or
Lidia Padilla Sánchez and/or
Luis Felipe Vallarino Medina and/or
Manuel Zapata Ramírez and/or
Omar Saavedra Sánchez and/or
Omar Yadid Taboada and/or
Rafael Pablo Urquia and/or
Tarik Ramírez Fuentes and/or
Juan Manuel Márquez González and/or
Esteban Polidura Frohmader and/or
Francisco Kenneth de Gortari Ochoa
and/or
Lidia Padilla Sánchez and/or 12,462,267 "L" [signed] ____________
Alfonso Ramos Sandoval.

CASA DE BOLSA BBVA
BANCOMER, S.A. DE C.V.,
GRUPO FINANCIERO BBVA
BANCOMER.
Represented by --
Juan Carlos Mateos Durán de Huerta
and/or
José Alberto Galván López and/or
Rodrigo G. Jiménez Santos and/or
Carlos M. Perezalonso Eugía and/or
Elizabeth Barrera Aguilar and/or

José Angel Montaño Gutiérrez and/or Gustavo Terán Durazo and/or Wolfgang H. Rohde Rolón.	67,000	"L"	[signed]
BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER. Represented by -- Juan Carlos Mateos Durán de Huerta and/or José Alberto Galván López and/or Rodrigo G. Jiménez Santos and/or Carlos M. Perezalonso Eugía and/or Elizabeth Barrera Aguilar and/or José Angel Montaño Gutiérrez and/or Gustavo Terán Durazo and/or Wolfgang H. Rohde Rolón.	565,562	"L"	[signed]
GRUPO BURSÁTIL MEXICANO, S.A. DE C.V. Represented by -- Alejandro Vigil Garza.	2,000	"L"	[signed]
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V. CASA DE BOLSA. Represented by - Alan Thomas Macias Dowling and/or Humberto Real Vázquez and/or Ismael Gutiérrez Medina and/or Juan Merlos Estrada and/or Ricardo Velázquez López and/or Ana María Mireles Torres and/or Ana Paula Suárez Covian and/or Angel Hernández Salazar and/or Cecilia del Castillo Soltero and/or Eduardo Estrada López and/or Ernesto Rosales Carvajal and/or Stephaan Peeter Nollet and/or Lidia Padilla Sánchez and/or Luis Felipe Vallarino Medina and/or Manuel Zapata Ramírez and/or Omar Saavedra Sánchez and/or Omar Yadid Taboada and/or Rafael Pablo Urquia and/or Tarik Ramírez Fuentes and/or Juan Manuel Márquez González and/or Esteban Polidura Frohmader	12,603,324	"L"	[not signed]

SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO – SCOTIA INVERLAT. Represented by – Ana Gabriela Ocejo and/or Jorge Gutiérrez and/or Claudia Canchola and/or María José García and/or Marco Antonio Reyes.	8,100,600	"L"	[signed]
INVERSORA BURSÁTIL, S.A. DE C.V. CASA DE BOLSA GRUPO FINANCIERO INBURSA Represented by – José Ignacio Jiménez Santos.	2,830,300	"L"	[signed]
INTERNATIONAL FINANCE CORPORATION Represented by -- Gabriel Elías Guzmán.	10,869,565	"L"	[signed]
BANCO NACIONAL DE MEXICO, S.A. INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO BANAMEX. Represented by -- Gabriel Elías Guzmán.	8,462,636	"L"	[signed]

TOTAL: 104,248,428

The undersigned recount clerks of the Special Shareholders' Meeting of Grupo Posadas, S.A. de C.V., held at 10:30 a.m. on April 24, 2003, hereby CERTIFY that 91,645,104 shares were presented or represented at this shareholders´ meeting, representing 85% of the 107,959,962 shares that form the series "L" capital stock of the Company.

RECOUNT CLERKS

[illegible signature]	[illegible signature]
C.P. Gabriel Elías Guzmán	Lic. Oliver Iriarte Fuentes

(9)

Annual Report 2002



Focus

POSADAS



The investment in technology gave greater focus to that which generates value and leads to build a different company, one that is…

… faster
… more agile
… more strategic
… more efficient and knowledgeable

2002 was a year of transformation for Grupo Posadas



Fiesta Americana Hermosillo, Sonora, Mexico

Spontaneous Brand Recognition
Top of Mind Business Travelers (%)



30
24
18
12
6
0
29%
17%
11%
6%
6%
Fiesta Americana
Holiday Inn
Fiesta Inn
Sheraton
Camino Real

Spontaneous Brand Recognition
Top of Mind Leisure Travelers (%)



30
24
18
12
6
0
26%
12%
8%
7%
6%
Fiesta Americana
Holiday Inn
Sheraton
Fiesta Inn
Camino Real

Fiesta Rewards*
Growth in Members (Total Base)



1'000,000
800,000
600,000
400,000
200,000
0
493,666
598,277
824,472
974,766
1999
2000
2001
2002

* Loyalty Program Mexico

Hotels by Brand

FIESTAMERICANA HOTELS & RESORTS

Mexico	17
U.S.A.	-
Latin America	-
Total	17

Share of Hotel Inventory
(By Region)



USA
9%
Latin America (Brazil and Argentina)
11%
80%
Mexico



Fiesta Americana Grand Los Cabos, B.C.S., Mexico

Caesar Rewards*
Growth in Members (Total Base)



30,000
24,000
18,000
12,000
6,000
0
19,000
29,659
2001
2002

* Loyalty Program Latin America

Projected Growth for Fiesta Inn
Mexico



55
44
33
22
11
0
36*
40
52
54
2002
2003
2004
2005

* Includes Aeropuerto Plaza, Holiday Inn Merida (Hotels operated by Fiesta Inn)

Projected Growth for Caesar Business
Latin America



15
12
9
6
3
0
1
3
12
14
2001
2002
2003
2004

	FIESTAMERICANA HOTELS & RESORTS Grand	FIESTA INN HOTELES	CÆSAR PARK HOTELS & RESORTS	CÆSAR BUSINESS HOTELS	EXPLOREAN	POSADAS USA	Total
	3	36	-	-	1	-	57
	-	-	-	-	-	7	7
	-	-	5	3	-	-	8
	3	36*	5	3	1	7	72

otels operated by Fiesta Inn) and Fiesta Inn Ciudad del Carmen (open in January, 2003).

Relevant Figures

Millions of Constant Pesos as of December 31, 2002

	2002	2001	Real Var. (%)
Total Revenue ($)	3,828.8	3,694.2	3.6
Operating Profit ($)	565.4	648.6	(12.8)
Operating Margin (%)	14.8	17.6	(2.8) points
Majority Net Profit ($)	55.8	85.4	(34.7)
Net Resources Generated by Operations ($)	484.3	417.4	16.0
Cash Flow from Operations* ($)	927.1	634.1	46.2
EBITDA ($)	879.2	940.2	(6.5)
EBITDA (US Dlls.)	88.9	94.0	(5.4)
Total Liabilities/Total Assets	0.60	0.58	
Bank Liabilities/Total Assets	0.39	0.40	

*Net resources generated by operations + interest paid + net currency exchange loss - Repomo

Growth in Number of Hotels



110
88
66
44
22
0
39
44
46
52
59
61
68
72
85*
106*
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

* Estimated

EBITDA

Millions of Dollars, December 31, 2002



95
76
57
38
19
0
49.0
61.9
77.8
91.1
94.0
88.9
1997
1998
1999
2000
2001
2002

Dear Shareholders



Gastón Azcárraga
Chairman & CEO

2002 was unquestionably a difficult year for business. Some viewed the situation with foreboding pessimism, others chose to take steps, reinvent their operation and strengthen it for the future. That is what Group Posadas did.

Near the end of 2001, certain areas of concern were starting to gain inertia, such as the effect of September 11th on the travel industry and a world economy heading into the valley. The real impact of these events was felt in 2002 -the toughest year for business in a decade. Given the situation as it was, Posadas concentrated its strengths and the talent of its people in focusing on strategic projects that would safeguard the company's future.

One of these strengths was our financial position, which gave us the fortitude and liquidity we needed to move forward on a solid footing. The state of our finances -which was healthier than in previous moments of crisis- allowed us to counteract the fall in EBITDA, which reached 89 million dollars, without risking our financial integrity. Meanwhile, our interest coverage ratio improved, going from 2.3 to 2.6 times.

As of December 31, 2002, total sales for Grupo Posadas had reached 3,828.8 million pesos, representing a slight increase over the previous year. Operating Margin was 14.8 percent.

Where We Made Advances

In 2002 we leveraged the competitive advantages we have been developing to fortify Posadas' leadership in Latin America. Our achievements in this respect are a source of pride for all of us.

- The Operations Division implemented actions for attacking our most challenging areas. Among those, Brazil and the crushing effects suffered by both resort and city hotels. Thanks to the commitment and talent of our hotel teams we were able to deal with the situation, assure results, and follow through on our brand pledge to customers.
- The Development Division opened six new hotels (Fiesta Americana Suites Zona Rosa, Fiesta Inn Tampico, Fiesta Inn Hermosillo, Fiesta Inn Nuevo Laredo (Mexico); Caesar Business San José Dos Campos, and Caesar Business Lagoa dos Ingleses in Brazil) and signed many contracts that guarantee constant openings during 2003 and 2004.
- The Franchises Division saw our brands score record levels in Top of Mind among leisure and business travelers; Central Reservations registered a 14 percent increase in bookings; and the number of rooms sold through Fiesta Rewards (Loyalty Program, Mexico) grew by 15 percent. In addition, the seamless centralized Inventory System project -a strategic priority for 2002- started to bear fruit.

Demonstrating outstanding results was Fiesta Americana Vacation Club (FAVC). In 2002 this business once again showed a 90 percent growth in its member base, which was 5,788 at year's end. FAVC registered sales of over US$31 million for the period, a 55 percent increase over 2001.

Strategic Decisions

One of our key actions focused on developing strategic projects –in specific, targeting investments in technology. The effective placement of these assets is already generating a veritable tidal wave of change in the Group's technological makeup.





Driving this investment decision was a commitment to better results, greater profitability and improved growth. The move also obeys yet another strategic goal we have been cultivating for quite some time now, and that is concentrating on what generates value for the company.

Every project we undertake is designed to create a different company. That is the reason this year's annual report spotlights these projects (Central Inventory, a new sales formula, an operating model with a focus on specialization, and development continuity). These are the real stars of a new business structure whose core benefits center on consolidating and growing sustainable competitive advantages in Latin America. In other words, to sell more at a better price, operate more efficiently, provide impeccable service and grow faster than we have over the last decade.

Based on where we are currently at, 2003 will be a year of transition in which the creation and operation of advanced systems will help us to maintain and spur our product positioning in the marketplace, continue offering distinctive competitive service on a level with the major players in the industry, and live up to each of our brand promises.

Change...the Oxygen of Growth

Neither change nor investment in technologies is new for the organization. They have both been critical in our growth. For years we have developed systems and processes that optimize our product distribution, allow us to manage the operation more efficiently, cultivate the talents of our people, and achieve service

One of our key actions focused on developing strategic projects -in specific, targeting investments in technology. The effective placement of these assets is already generating a veritable tidal wave of change.

excellence. Today, however, we are migrating toward new formulas that, with the support of systems and technology, will bring us even closer to the customer, build a more professional sales force, enable us do more with less, and focus on our true strength to generate value for the operation.

That is why one of the main endeavors for 2003 will be the adoption of a business management solution oriented toward integrating and automating business processes. Done correctly this should increase efficiency levels at hotels and the Corporate office, generate more economies of scale and provide greater control over costs.

Depending on the circumstances, successful companies are often faced with the need to adjust their course of action and develop additional competitive advantages that will allow them to continue unhampered toward their ultimate goal. This has been the approach Grupo Posadas has used in the past and that the company will hold to in 2003, a year where war has made the normal flow of business even more of an uphill battle, but where there is no doubt that we will size new opportunities.

As committed as we are to creating a new Posadas, our values will remain unchanged: Integrity, service attitude, respecting diversity, result orientation, teamwork, and a good sense of humor. The company we are building is founded on these values, the same ones that for three decades have not only guided our steps to do things right, but also in doing the right thing for our customers, people and stockholders.

Gastón Azcárraga
Chairman & CEO
Grupo Posadas

Business Formula

Knowing the Customer: Our Top Competitive Advantage

In 2002 Grupo Posadas decided to invest in the development of a new sales methodology (Posadas Sales Methodology – PSM) as well as the necessary training for its sales force in its application. PSM yielded measurable results during the year, contributed to building deeper relationships with our key customers, and opened new possibilities for improving the overall sales process.



Complementing this action was the implementation of Sales Force Automation, another one of our priorities for the year. Sales Force Automation systemizes and automates both sales processes and techniques for the Groups & Incentives segment. Putting this project into practice not only led to better management of contact and sales force information, but also provided a clear business advantage that capitalizes on Posadas' leadership in a particularly competitive market segment.

Sales Force Automation provides the sales team with immediate response capability by enabling them to check availability and rates online. It also consolidates sales information and operations from any point of sale, thus allowing the sales team to concentrate its efforts on familiarizing themselves with and servicing the customer's preferences. The end result is greater customer satisfaction and added business opportunities.

Throughout 2002 we worked intensely on refining our business structure. Our main goal was to give the company the ability to continually develop competitive advantages in key areas -such as pricing and sales execution- through a single system that consolidates the Group's business activities.

The better we manage the business process, master its tools and know the customer, the easier it will be to offer products that address our guests' needs.



This endeavor -which uses a specialized focus by area and function, such as with Hotel Operations- keeps the sales force up to date on the use of our new technologies as well as changes in customer buying habits.

We are convinced that the better we manage the business process, master its tools and know the customer, the easier it will be to offer products that address our guests' needs. That is the underlying reason for this technology -transforming information into knowledge and making it available to any salesperson, without bias to the point of sale or country where it is to be used. Grupo Posadas has this system in place today. Combined with the efforts of our hotels, this investment is increasing the company's ability to generate clearly perceivable competitive advantages in our markets.

Central Inventory

Instant Communication with All Distribution



In 2002 we concluded the development phase that today permits the full use of Central Inventory. This represents a long sought after goal for a team that has worked thousands of hours to achieve what now constitutes one of Grupo Posadas' biggest assets in Latin America.

When supported by a good sales and marketing strategy, our Central Inventory gives us unique maneuverability and response power.

As we originally said back in 2000, the main objective of Central Inventory is to enable us to sell the very last available room/night at a price based on two critical factors: Market behavior and inventory availability. Also entering into the equation are two important cost elements: The cost of an empty room and the cost of distribution.

The combination of technology and IT, pricing strategies, Revenue Management and training our people on the "how and why" of these tools has started show very positive initial results.



ıannels



Today we see the company's distribution channels using a more aggressive, dynamic, homogenous and coherent pricing strategy. In fact, when consulting our available inventory online, our people are now selling the very last available room at a price that maximizes income.

When supported by a good sales and marketing strategy, our Central Inventory gives us unique maneuverability and response power.

Central Inventory, the distribution brain center for Posadas, gets each channel to communicate online with all the other channels and to update information minute by minute, an achievement that effectively unites the sales process with inventory and price control.

Growth in Latin America

Believing in Our Brand Value



Growth has clearly been one of the company's key strategic priorities in recent years. In fact, Grupo Posadas' accelerated hotel growth in Mexico and South America has been one of the main arms in its arsenal to conquer and maintain leadership in Latin America.



2001 was an extraordinary growth year and the rapid pace continued into 2002 with the opening of six hotels: three Fiesta Inns (Hermosillo, Tampico and Nuevo Laredo in Mexico), one Fiesta Americana (Suites Zona Rosa in Mexico City), and two Caesar Businesses (Lagoa dos Ingleses and San José Dos Campos in Brazil).

With these openings Fiesta Inn reaches 36 hotels and Fiesta Americana 20. Caesar Park has five hotels in Argentina and Brazil, and Caesar Business operates three properties in Brazil.

Plans for 2003 are to open a little more than a dozen hotels so that by year's end Grupo Posadas will be operating nearly 85 hotels in Mexico and South America.

With plans to open more than a dozen hotels over the next few months, by the end of 2003 Grupo Posadas will be operating nearly 85 properties in Mexico and South America.



Dne of our strategic priorities for 2002 was greater :overage for Caesar Park and Caesar Business. Our efforts over the last two years to achieve this competitive advantage for these brands have yielded excellent results. Moreover, if the deals that are already signed for additional projects in the region reflect the effectiveness of the Group's far-reaching expansion strategies, then the company's future in South America s bright indeed.

It is important to underline that almost all investment capital has come from third parties. We believe this speaks directly to the confidence and credibility Grupo Posadas has built with investors in Mexico and Latin America. It also reflects the value of the company's brands and the know-how the organization possess in all areas relating to the hotel business.

Executive Talent

Permanent Competitive Advantage



No level of investment in technology is sufficient without the right people to operate it. Aware of this, today's most successful organizations are distinguished by their ability to hold onto, reward and provide growth opportunities for their executives.



One of the core strategies for reaching goals through the Group's transformation process has been to build a strong team of leaders who create value in the way they manage hotels and meet the needs of our guests. To support them in this daily task we have made significant investments in technologies, evaluation tools, training and management formulas (such as the coaching model), and a human resources system that evolves in step with change.

Our Values

Integrity

Service Attitude

Respecting Diversity

Teamwork

Results Orientation

Good Sense of Humor

Another key area of investment has been acknowledging their contribution in the company's results. During 2002 we were proud to once again honor the unwavering commitment of our people with the Cinco Soles (Five Suns Award) in the following categories:

The Best Business Strategy, Most Outstanding Effort in Productivity, the Best Effort in Guest Satisfaction (Fiesta Americana Grand, Fiesta Americana, Fiesta Inn and Posadas USA), and the Best Coach.

In periods of change and transition such as the one Posadas is going through, it is always been our people's high performance willingness to renew the commitment that has carried the company to a leadership position.



The talent at Grupo Posadas' hotels and Corporate offices today represent a high-yield equity fund for launching new projects, achieving results, sustaining growth and generating one of our more visible competitive advantages: A team made up of the best talent in the industry.

In periods of change and transition such as the one Posadas is going through, it is always been our people's high performance willingness to renew the commitment that has carried the company to a leadership position. This is the personal value that has built this company into the leader it is, and that will make it into what we want it to be.

Fiesta Americana Grand Chapultepec., Mexico City

Board of Directors

Members of the Board

Gastón Azcárraga Andrade
Chairman & CEO,
Grupo Posadas

Enrique Azcárraga Andrade
CEO, EXIO, S.C.

Pablo Azcárraga Andrade
Vicepresident Hotel Operation,
Grupo Posadas

Carlos Bustamante Anchondo
Private Investor

Fernando Chico Pardo
President, Promecap, S.C.

Carlos Llano Cifuentes
Upper Board Member,
IPADE and Panamerican University

Antonio Madero Bracho
Chairman & CEO,
Corporación Industrial
SANLUIS, S.A. de C.V.

Esteban Malpica Fomperosa
Executive Vicepresident,
Grupo Financiero Banamex-Accival

Salvador Oñate Ascencio
Chairman & CEO,
Promotora y Asesoría Comercial
del Bajío, S.A. de C.V.

Joaquín Vargas Guajardo
Chairman & CEO,
MVS Comunicaciones

Alternate Board Members

José Carlos Azcárraga Andrade
Javier Barrera Segura
Michel Montant Carón
Jorge Carvallo Couttolenc
Mark Langdale
Manuel Borja Chico

Commissioner
Fernando Loera Aguilar

Secretary
Francisco J. López Segura

Grupo Posadas Executive Committee



Gastón Azcárraga
Chairman & CEO



Pablo Azcárraga
Vicepresident Hotel Operation



Javier Barrera
Vicepresident Franchise



Manuel Borja
Vicepresident Finances



Jorge Carvallo
Vicepresident Development



Mark Langdale
Vicepresident Posadas USA



Michel Montant
Vicepresident & General Director Operation

Our Brands

Vision

- Develop valuable brands that speak to the consumer's preference today, tomorrow and always, over other hotel chains.

- Consolidate a portfolio of clearly defined, consistent and well differentiated brands that are the best option for the investor in each market.

FIESTAMERICANA® HOTELS & RESORTS

FIESTAMERICANA® Grand HOTELS & RESORTS

FIESTA INN® HOTELES



- Have a broad portfolio of flexible brands that enables us to consolidate our leadership in Latin America.

- Have the best team of collaborators in the industry for guaranteeing the fulfillment of each brand's promise to the target market.

CÆSAR PARK® HOTELS & RESORTS

CÆSAR BUSINESS® HOTELS

THE EXPLOREAN® HOTELES







Hotels Directory

FIESTAMERICANA HOTELS & RESORTS

Fiesta Americana Aguascalientes
Calle Laureles s/n.
C.P. 20000, Aguascalientes, Ags.
Tel. (449) 918 60 10
Fax (449) 918 51 18

Fiesta Americana Cancún
Blvd. Kukulkán Km. 8.5, Zona Hotelera.
C.P. 77500, Cancún, Q.R.
Tel. (998) 881 14 00
Fax (998) 881 14 01

Fiesta Americana Centro Monterrey
Av. Corregidora N° 519 Oriente,
Zona Centro.
C.P. 64000, Monterrey, N.L.
Tel. (81) 83 19 09 00
Fax (81) 83 19 09 19

Fiesta Americana Condesa Acapulco
Av. Costera Miguel Alemán N° 97.
C.P. 33390, Acapulco, Gro.
Tel. (744) 484 28 28
Fax (744) 484 28 78

Fiesta Americana Condesa Cancún
Blvd. Kukulkán Km. 16.5, Zona Hotelera.
C.P. 77500, Cancún, Q.R.
Tel. (998) 881 42 00
Fax (998) 885 18 00

Fiesta Americana Costa Maya Chinchorro Dive Resort
Carretera Mahahaual-Xcalak Km. 14.5,
Municipio Othón P. Blanco,
Punta Herradura, Q.R.
Tel. (55) 52 01 83 60

Fiesta Americana Cozumel Dive Resort
Carretera a Chankanaab Km. 7.5.
C.P. 77600, Cozumel, Q.R.
Tel. (987) 872 26 22
Fax (987) 872 26 66

Fiesta Americana Hermosillo, Sonora, Mexico



Fiesta Americana Guadalajara
Aurelio Aceves N° 225, Glorieta Minerva,
Col. Vallarta Poniente.
C.P. 44100, Guadalajara, Jal.
Tel. (33) 38 25 34 34
Fax (33) 36 15 65 61

Fiesta Americana Hermosillo
Blvd. Eusebio Kino N° 369,
Col. Lomas Pitic.
C.P. 83010, Hermosillo, Son.
Tel. (662) 259 60 00
Fax (662) 259 60 61

Fiesta Americana León
Blvd. Adolfo López Mateos N° 1102 Ote.,
Col. Los Gavilanes.
C.P. 37270, León, Gto.
Tel. (477) 713 60 40
Fax (477) 713 58 03

Fiesta Americana Hacienda Galindo
Carretera a Amealco Km. 5.5.
C.P. 76800, San Juan del Río, Qro.
Tel. (427) 271 82 00
Fax (427) 275 03 00

Fiesta Americana Mérida
Paseo Montejo N° 451, Esq. Av. Colón.
C.P. 97000, Mérida, Yuc.
Tel. (999) 942 11 11
Fax (999) 942 11 12

Fiesta Americana Puebla La Vista
Blvd. Atlixcayotl Km. 5.
C.P. 72810, Puebla, Pue.
Tel. (222) 225 93 00
Fax (222) 225 93 01

Fiesta Americana Puerto Vallarta
Av. Francisco Medina Asencio Km. 2.5.
C.P. 48300, Puerto Vallarta, Jal.
Tel. (322) 224 20 10
Fax (322) 224 21 08

Fiesta Americana Reforma
Av. Paseo de la Reforma N° 80,
Col. Juárez.
C.P. 06600, México, D.F.
Tel. (55) 5140 41 00
Fax (55) 5140 41 40

Fiesta Americana Suites Zona Rosa
Londres N° 115, Col. Juárez.
C.P. 06600, México, D.F.
Tel. (55) 50 80 07 00
Fax (55) 51 40 41 50

Fiesta Americana Veracruz
Prol. Blvd. Manuel Avila Camacho s/n,
Fracc. Costa de Oro.
C.P. 94299, Boca del Río, Ver.
Tel. (229) 989 89 89
Fax (229) 989 89 06

Fiesta Americana Grand Los Cabos, B.C.S., Mexico



Fiesta Americana Grand Coral Beach Cancún
Blvd. Kukulkán Km. 9.5, Lote 6,
Zona Hotelera.
C.P. 77500, Cancún, Q.R.
Tel. (998) 81 32 00
Fax (998) 81 32 84

Fiesta Americana Grand Chapultepec
Mariano Escobedo N° 756,
Colonia Anzures.
C.P. 11590, México, D.F.
Tel. (55) 52 81 15 00
Fax (55) 52 81 15 01

Fiesta Americana Grand Los Cabos, Hotel y Club Vacacional
Desarrollo Cabo del Sol,
Carr. Transpeninsular Km. 10.3.
C.P. 23400, Los Cabos, B.C.S.
Tel. (624) 145 62 00
Fax (624) 145 62 01

FIESTAMERICANA VACATION CLUB

Fiesta Americana Cancún
Blvd. Kukulkán Km. 8.5, Zona Hotelera.
C.P. 77500, Cancún, Q.R.
Tel. (998) 881 14 00
Fax (998) 881 14 01

Fiesta Americana Grand Los Cabos, Hotel y Club Vacacional
Desarrollo Cabo del Sol,
Carr. Transpeninsular Km. 10.3.
C.P. 23400, Los Cabos, B.C.S.
Tel. (624) 145 62 00
Fax (624) 145 62 01

Fiesta Americana Grand Chapultepec, Mexico City



Fiesta Americana Grand Los Cabos, B.C.S., Mexico



FIESTA INN® HOTELES

Fiesta Inn Acapulco
Av. Costera Miguel Alemán N° 2311.
C.P. 39690 Acapulco, Gro.
Tel. (744) 435 05 00
Fax (744) 435 05 09

Fiesta Inn Aguascalientes
Mahatma Gandhi N° 302 Sur.
C.P. 20280, Aguascalientes, Ags.
Tel. (449) 978 08 08
Fax (449) 913 77 44

Fiesta Inn Chihuahua
Blvd. Antonio Ortiz Mena N° 2801,
Col. Quintas del Sol.
C.P. 31250, Chihuahua, Chih.
Tel. (614) 429 01 00
Fax (614) 429 01 10

Fiesta Inn Ciudad del Carmen
Av. Periférica Norte s/n,
Esq. Ave. La Concordia.
C.P. 24140, Ciudad del Carmen, Camp.
Tel. (938) 381 02 00

Fiesta Inn Ciudad Juárez
Av. Paseo Triunfo de la República N° 3451,
Col. Circuito Pronaf.
C.P. 32315, Ciudad Juárez, Chih.
Tel. (656) 686 07 00
Fax (656) 686 07 01

Fiesta Inn Guadalajara
Av. Mariano Otero N° 1550,
Rinconada del Sol.
C.P. 45055, Guadalajara, Jal.
Tel. (33) 36 69 32 00
Fax (33) 36 69 32 47

Fiesta Inn Hermosillo
Blvd. Eusebio Kino N° 371,
Col. Lomas Pitic.
C.P. 83010, Hermosillo, Son.
Tel. (55) 53 26 67 00

Fiesta Inn León
Blvd. Adolfo López Mateos N° 2702
Oriente, Col. Jardines de Jerez II.
C.P. 37530, León, Gto.
Tel. (477) 710 05 00
Fax (477) 710 05 06

Fiesta Inn Mazatlán
Av. Camarón Sábalo N° 1927.
C.P. 82110, Mazatlán, Sin.
Tel. (669) 989 01 00
Fax (669) 989 01 30

Fiesta Inn Monclova
Blvd. Harold R. Pape N° 1909,
Col. Jardines de La Salle.
C.P. 25730, Monclova, Coah.
Tel. (866) 649 49 00
Fax (866) 649 49 10

Fiesta Inn Hermosillo, Sonora, Mexico



Fiesta Inn Monterrey Centro
Av. Pino Suárez N° 1001, Col. Centro.
C.P. 64000, Monterrey, N.L.
Tel. (81) 81 50 22 00
Fax (81) 81 50 22 22

Fiesta Inn Monterrey La Fe
Carretera Miguel Alemán Km. 105,
Col. La Fe.
C.P. 66486, San Nicolás de los Garza, N.L.
Tel. (81) 83 19 75 00
Fax (81) 83 19 75 10

Fiesta Inn Monterrey Norte
Av. Fidel Velázquez N° 3000,
Col. Central.
C.P. 64270, Monterrey, N.L.
Tel. (81) 83 89 89 89
Fax (81) 83 89 89 00

Fiesta Inn Monterrey Valle
Av. Lázaro Cárdenas N° 327 Oriente,
San Pedro Garza García.
C.P. 66269, Monterrey, N.L.
Tel. (81) 83 99 15 00
Fax (81) 83 63 68 95

Fiesta Inn Morelia
Av. Ventura Puente, Col. Félix Ireta.
C.P. 58070, Morelia, Mich.
Tel. (443) 322 80 00
Fax (443) 315 02 81

Fiesta Inn Naucalpan
Calz. de la Naranja N° 174,
Fracc. Industrial Alce Blanco.
C.P. 53370, Naucalpan, Edo. de México.
Tel. (55) 5387 99 10
Fax (55) 5359 10 15

Fiesta Inn Nuevo Laredo
Av. Reforma N° 5530, Col. Lagos.
C.P. 88290, Nuevo Laredo, Tamps.
Tel. (867) 711 44 44
Fax (867) 711 44 00

Fiesta Inn Oaxaca
Av. Universidad N° 140,
Ex-Hacienda de Candiani.
C.P. 68130, Oaxaca, Oax.
Tel. (951) 501 60 00
Fax (951) 501 60 05

Fiesta Inn Pachuca
Carretera México-Pachuca Km. 85.5,
Col. Venta Prieta.
C.P. 42080, Pachuca, Hgo.
Tel. (771) 711 30 11
Fax (771) 711 43 96

Fiesta Inn Perinorte
Carretera México-Querétaro Km. 32.5,
Esq. Ferrocarrilera.
C.P. 54900, Tultitlán, Edo. de México.
Tel. (55) 58 99 45 00
Fax (55) 58 99 45 17

Fiesta Inn Periférico Sur
Periférico Sur N° 5530,
Col. Pedregal de Carrasco.
C.P. 04700, México, D.F.
Tel. (55) 50 96 93 00
Fax (55) 50 96 93 10

Fiesta Inn Puebla Las Animas
Av. 31 Poniente 3333, Esq. Blvd. Atlixco,
Col. Las Animas.
C.P. 72400, Puebla, Pue.
Tel. (222) 229 10 00
Fax (222) 229 10 16

Fiesta Inn Querétaro
Av. 5 de febrero N° 108,
Col. Niños Héroes.
C.P. 76010 Querétaro, Qro.
Tel. (442) 21 96 00 00
Fax (442) 21 96 00 15

Fiesta Inn Saltillo
Carretera Saltillo-Monterrey N° 6607.
C.P. 25270, Saltillo, Coah.
Tel. (844) 411 00 00
Fax (844) 411 00 15

Fiesta Inn San José del Cabo
Blvd. Malecón s/n.
C.P. 23400, San José del Cabo, B.C.S.
Tel. (624) 142 93 00
Fax (624) 142 04 80

THE EXPLOREAN® KOHUNLICH

The Explorean Kohunlich
Carretera Chetumal-Escárcega,
desviación Ruinas Kohunlich Km. 5.65,
Quintana Roo.
Tel. (55) 5201 83 50
Fax (55) 52 01 84 50

Fiesta Inn San Luis Potosí
Carretera 57, lado sur, Distribuidor Juárez.
C.P. 78390, San Luis Potosí, S.L.P.
Tel. (444) 822 19 95
Fax (444) 822 05 50

Fiesta Inn Tampico
Av. Hidalgo N° 6106,
Col. Laguna de la Herradura,
C.P. 89219, Tampico, Tamps.
Tel. (833) 230 05 00
Fax (833) 224 79 01

Fiesta Inn Tijuana
Paseo de los Héroes N° 18818, Zona Río.
C.P. 22320, Tijuana, B.C.N.
Tel. (664) 634 69 01
Fax (664) 634 69 12

Fiesta Inn Tlalnepantla
Sor Juana Inés de la Cruz N° 22.
C.P. 54000, Tlalnepantla, Edo. de México.
Tel. (55) 57 29 41 00
Fax (55) 53 90 85 73

Fiesta Inn Toluca
Paseo Tollocan Oriente N° 1132,
Esq. Francisco I. Madero,
Col. Santa Ana Tlapaltitlán.
C.P. 50160, Toluca, Edo. de México.
Tel. (722) 276 10 00
Fax (722) 276 10 10

Fiesta Inn Torreón
Paseo de la Rosita N° 910,
Col. Campestre La Rosita.
C.P. 27250, Torreón, Coah.
Tel. (871) 729 43 00
Fax (871) 721 29 58

Fiesta Inn Veracruz
Prol. Blvd. Manuel Avila Camacho s/n,
Fracc. Costa de Oro.
C.P. 94299, Boca del Río, Ver.
Tel. (229) 923 10 00
Fax (229) 923 10 01

Fiesta Inn Veracruz Centro
General Figueroa N° 68,
Col. Centro.
C.P. 91709, Veracruz, Ver.
Tel. (229) 923 15 00
Fax (229) 923 15 09

Fiesta Inn Xalapa
Carretera Xalapa-Veracruz Km. 2.5,
Esq. Blvd. Vista Hermosa.
Xalapa, Ver.
Tel. (228) 812 79 20
Fax (228) 812 79 46

Other Hotels Operated by Fiesta Inn

Aeropuerto Plaza (Ciudad de México)
Blvd. Puerto Aéreo N° 502,
Col. Moctezuma, Segunda Sección.
C.P. 15530, México, D.F.
Tel. (55) 57 85 85 22
Fax (55) 57 62 99 34

Holiday Inn Mérida
Av. Colón N° 498 y Calle 60.
C.P. 97127, Mérida, Yuc.
Tel. (999) 925 68 77
Fax (999) 925 77 55

The Explorean Kohunlich, Quintana Roo, Mexico



CÆSAR PARK®
HOTELS & RESORTS



Caesar Park Ipanema, Río de Janeiro, Brazil

Caesar Park Buenos Aires
Posadas N° 1232, Buenos Aires, Argentina.
Tel. (54 11) 48 19 12 96
Fax (54 11) 48 19 12 99

Caesar Park Ipanema
Av. Vieira Souto N° 460,
22420-000 Río de Janeiro-RJ Brasil.
Tel. (55 21) 25 25 25 25
Fax (55 21) 25 21 60 00

Caesar Park Fortaleza
Av. Beira Mar N° 3980, Praia do Maricupe,
60165-121 Fortaleza, Ceará, Brasil.
Tel. (55 85) 466 50 00
Fax (55 85) 466 52 33

Caesar Park Sao Paulo
R. Augusta N° 1508/20,
01304-001, Sao Paulo-SP, Brasil.
Tel. (55 11) 32 53 66 22
Fax (55 11) 288 61 46

Caesar Park Sao Paulo International Airport
Rodovia Helio Smidt Acesso
a Base Aerea s/n,
07141-970 Guarulhos, Sao Paulo, Brasil.
Tel. (55 11) 34 91 43 00
Fax (55 11) 34 91 43 21

CÆSAR BUSINESS®
HOTELS

Caesar Business Lagoa dos Ingleses Nova Lima
Av. Princesa Diana 440 Pista 2,
Residencial Alphavilla, Lagoa dos Ingleses,
CEP 34000-000, Nova Lima, Brasil.
Tel. (55 31) 35 89 79 00
Fax (55 12) 35 89 79 01

Caesar Business San José dos Campos, Hotel & Convention Center
Av. Dep. Benedito Matarazzo 9009 - Jd.
Oswaldo Cruz
012216-550 Sao José dos Campos
- SP - Brasil.
Tel. (55 12) 39 47 00 00
Fax (55 12) 39 47 00 67

Caesar Business Sao Paulo International Airport
Rodovia Helio Smidt Acesso
a Base Aerea s/n,
07141-970 Guarulhos, Sao Paulo, Brasil.
Tel. (55 11) 34 91 42 00
Fax (55 11) 34 91 43 21

POSADAS USA

Holiday Inn McAllen Civic Center
200 W. Expressway 83,
78501, McAllen, Tx.
Tel. (956) 686 24 71
Fax (956) 682 20 38

Holiday Inn Laredo Civic Center
800 Garden St.,
78040, Laredo, Tx.
Tel. (956) 727 58 00
Fax (956) 727 02 78

Best Western Fiesta Inn Laredo
5420 San Bernardo Avenue, con la IH-35,
78041, Laredo, Tx.
Tel. (956) 723 36 02
Fax (956) 724 76 97

Holiday Inn Express McAllen Airport
2000 S. 10TH St.,
78530, McAllen, Tx,
Tel. (956) 686 17 41
Fax (956) 682 71 87

Holiday Inn Sunspree Resort South Padre Island
100 Padre Boulevard,
78597, South Padre Island, Tx.
Tel. (956) 761 54 01
Fax (956) 761 15 60

Sheraton Fiesta South Padre Island Beach Resort
310 Padre Boulevard,
78597, South Padre Island, Tx.
Tel. (956) 761 65 51
Fax (956) 761 65 70

Residence Inn McAllen
200 West Expressway N° 83,
78501 McAllen, Tx.
Tel. (956) 994 86 26
Fax (956) 994 86 27

Financial Statements 2002

Translation of financial statements originally issued in Spanish
GRUPO POSADAS, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years ended December 31, 2002 and 2001, and
Independent Auditors' Report

POSADAS MR

Fernando Loera Aguilar
CONTADOR PÚBLICO CERTIFICADO

March 17, 2003

To the Stockholder's Meeting
Grupo Posadas, S.A. de C.V.:

As stockholder examiner, and in compliance with Article 166 of the Mexican Corporate Law and the bylaws of Grupo Posadas, S.A. de C.V., I submit my opinion regarding the accuracy, sufficiency and fairness of the individual and consolidated financial information presented to you by the Board of Directors concerning the Company's operations for the year ended December 31, 2002.

I have attended the meetings of the Stockholders and Board of Directors to which I have been invited, and I have obtained from the directors and management all of the information relative to the operations, documents and records that I deemed necessary. My review was performed in accordance with the auditing standards generally accepted in Mexico.

In my opinion, the accounting and reporting policies and criteria followed by the Company and considered by management to prepare and present the individual and consolidated financial information are appropriate and sufficient and were applied on a basis consistent with that of the preceding year; therefore, the individual and consolidated financial information presented by management accurately, sufficiently and fairly presents the financial position of Grupo Posadas, S.A. de C.V. as of December 31, 2002, and the results of their operations, changes in their stockholders' equity and the changes in their financial position for the year then ended, in accordance with accounting principles generally accepted in Mexico.

C.P.C. Fernando Loera Aguilar
Stockholder Examiner

Independent auditors' report

GALAZ, YAMAZAKI, RUIZ URQUIZA, S. C.
PASEO DE LA REFORMA 505 COLONIA CUAUHTÉMOC,
06500 MÉXICO, D.F.
MÉXICO

Deloitte &Touche

To the Board of Directors and Stockholders of
Grupo Posadas, S.A. de C.V.:

March 17, 2003

We have audited the accompanying consolidated balance sheet of Grupo Posadas, S.A. de C.V. (a Mexican corporation) and Subsidiaries ("the Company") as of December 31, 2002, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of some subsidiaries, whose assets and revenues represent 5% and 7% in 2002, with respect to consolidated amounts, were examined by other auditors, and our opinion, as it relates to these subsidiaries, is only based in those auditors' report. The consolidated financial statements of the Company as of December 31, 2001 and for the year then ended, were audited by other auditors who expressed an unqualified opinion in their report dated March 17, 2002.

We conducted our audit in accordance with auditing standards generally accepted in Mexico. Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based in our audit and in the other auditors' report, such consolidated financial statements, present fairly, in all material respects, the financial position of Grupo Posadas, S.A. de C.V. and Subsidiaries as of December 31, 2002, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

The accompanying consolidated financial statements have been translated into English for the convenience of users.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

C.P.C. Carlos M. Pantoja Flores
Registro en la Administración General de Auditoría Fiscal Federal Núm.14393

Deloitte
Touche
Tohmatsu

Consolidated Balance Sheets

As of December 31, 2002 and 2001
(In thousands of Mexican pesos of purchasing power as of December 31, 2002)

ASSETS

	2002	2001
CURRENT ASSETS:		
Cash	$ 63,282	$ 37,239
Marketable securities	183,571	143,944
	246,853	181,183
Notes and accounts receivable - net	449,763	383,617
Inventories	28,768	25,960
Prepaid expenses	90,017	34,632
Real estate held for sale	368,494	372,326
Total current assets	1,183,895	997,718
LONG-TERM NOTES RECEIVABLE	103,699	69,944
VACATION CLUB INTERVALS	95,924	143,599
INVESTMENTS IN SHARES	40,494	46,670
PROPERTY AND EQUIPMENT - Net	7,480,194	7,348,444
OTHER ASSETS - Net	792,619	854,333
TOTAL	$ 9,696,825	$ 9,460,708

See accompanying notes to consolidated financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES:		
Bank loans and current portion of long-term debt	$ 724,469	$ 654,527
Suppliers	361,657	255,384
Other accounts payable and accrued liabilities	400,515	262,864
Total current liabilities	1,486,641	1,172,775
LONG-TERM DEBT	3,092,577	3,123,739
CONTINGENCY RESERVE	58,095	49,283
VALUE ADDED TAX	17,895	9,497
DEFERRED INCOME TAX	1,136,190	1,168,361
Total liabilities	5,791,398	5,523,655
DEFERRED CREDITS	25,879	95,957
STOCKHOLDERS' EQUITY:		
Capital stock-		
Historical	490,208	490,208
Contributions for future capital increases	141,001	141,001
Reserve for repurchase of shares	8,632	8,379
Shares in trust	(71)	(4,015)
Additional paid-in capital	202,143	206,320
Restatement	1,349,664	1,349,145
	2,191,577	2,191,038
Other capital-		
Reserve for repurchase of shares	140,634	140,187
Retained earnings	2,018,302	1,962,507
Cumulative effect of deferred income tax	(753,365)	(753,365)
Cumulative effect of restatement	(811,855)	(828,476)
Total	593,716	520,853
Minority interest	1,094,255	1,129,205
Total stockholders' equity	3,879,548	3,841,096
TOTAL	$ 9,696,825	$ 9,460,708

Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31, 2002 and 2001
(In thousands of Mexican pesos of purchasing power as of December 31, 2002)

	Capital Stock				
	Historical	Contributions for Future Capital Increases	Reserve for Repurchase of Shares	Shares in Trust	Additional Paid-in Capital
BALANCES AS OF DECEMBER 31, 2000	$ 490,208	$ 224,916	$ 9,529	$ (14,634)	$ 227,706
Reimbursement of contributions for future capital increases	-	(83,915)	-	-	(21,560)
Repurchase of shares, net	-	-	(1,150)	-	174
Shares in trust for stock option plan	-	-	-	10,619	-
Purchase of minority interest	-	-	-	-	-
Component of comprehensive income- Net income for the year	-	-	-	-	-
BALANCES AS OF DECEMBER 31, 2001	490,208	141,001	8,379	(4,015)	206,320
Repurchase of shares, net	-	-	253	-	67
Shares in trust for stock option plan	-	-	-	3,944	(4,244)
Purchase of minority interest	-	-	-	-	-
Component of comprehensive income- Net income for the year	-	-	-	-	-
Result from holding non monetary assets	-	-	-	-	-
Comprehensive income	-	-	-	-	-
BALANCES AS OF DECEMBER 31, 2002	$ 490,208	$ 141,001	$ 8,632	$ (71)	$ 202,143

See accompanying notes to consolidated financial statements.

		Other Capital					
	Restatement	Reserve for Repurchase of Shares	Retained Earnings	Cumulative Effect of Deferred Income Tax	Cumulative Effect of Restatement	Minority Interest	Total Stockholders' Equity
	$ 1,360,460	$ 143,340	$ 1,877,079	$ (753,365)	$ (828,476)	$ 1,122,424	$ 3,859,187
	(9,166)	-	-	-	-	-	(114,641)
	(3,121)	(3,153)	-	-	-	-	(7,250)
	972	-	-	-	-	-	11,591
	-	-	-	-	-	(25,806)	(25,806)
	-	-	85,428	-	-	32,587	118,015
	1,349,145	140,187	1,962,507	(753,365)	(828,476)	1,129,205	3,841,096
	519	447	-	-	-	-	1,286
	-	-	-	-	-	-	(300)
	-	-	-	-	-	(51,287)	(51,287)
	-	-	55,795	-	-	16,337	72,132
	-	-	-	-	16,621	-	16,621
	-	-	55,795	-	16,621	16,337	88,753
	$ 1,349,664	$ 140,634	$ 2,018,302	$ (753,365)	$ (811,855)	$ 1,094,255	$ 3,879,548

Consolidated Statements of Income

For the years ended December 31, 2002 and 2001
(In thousands of Mexican pesos of purchasing power as of December 31, 2002)

	2002	2001
HOTEL OPERATION:		
Revenues	$ 2,656,614	$ 2,872,346
Departmental costs and expenses	854,014	918,805
DEPARTMENTAL PROFIT	1,802,600	1,953,541
General expenses-		
Administrative	445,454	466,930
Sales, advertising and promotion	253,035	274,192
Maintenance and energy	284,195	274,438
	982,684	1,015,560
INCOME BEFORE OTHER EXPENSES	819,916	937,981
Other expenses-		
Property taxes and insurance	17,757	28,523
Other expenses, net	50,020	46,331
Real estate leasing	103,602	74,948
	171,379	149,802
OPERATING EARNINGS FROM HOTEL OPERATION	648,537	788,179
HOTEL MANAGEMENT FEES, BRAND AND OTHER:		
Revenues	426,480	482,813
Direct costs and corporate expenses	285,153	289,824
Other revenues, net	4,454	7,508
OPERATING EARNINGS FROM HOTEL MANAGEMENT, BRAND AND OTHER	145,781	200,497
OTHER RELATED BUSINESSES:		
Revenues	745,715	339,061
Direct costs and expenses	564,652	307,959
INCOME FROM OTHER RELATED BUSINESS	181,063	31,102
CORPORATE EXPENSES	96,206	79,651
DEPRECIATION AND AMORTIZATION	327,489	311,678
AMORTIZATION OF GOODWILL FROM ACQUISITION OF BUSINESSES, NET	(13,716)	(20,114)
OPERATING INCOME	565,402	648,563

	2002	2001
COMPREHENSIVE FINANCING COST:		
Interest expense	351,318	419,361
Interest income and yield on marketable securities	(10,332)	(9,058)
Currency exchange loss, (gain) net	271,670	(71,728)
Restatement of investment units (UDIs)	10,157	10,659
Monetary position gain	(190,281)	(135,284)
	432,532	213,950
OTHER EXPENSES, NET	32,843	69,266
INCOME BEFORE TAXES	100,027	365,347
TAXES	29,585	174,188
INCOME BEFORE PARTICIPATION IN THE RESULTS OF ASSOCIATED COMPANIES AND DISCONTINUED OPERATIONS	70,442	191,159
PARTICIPATION IN THE RESULTS OF ASSOCIATED COMPANIES	1,690	2,841
DISCONTINUED OPERATIONS	-	(75,985)
NET CONSOLIDATED INCOME FOR THE YEAR	72,132	118,015
MINORITY STOCKHOLDERS' NET INCOME	16,337	32,587
MAJORITY STOCKHOLDERS' NET INCOME	$ 55,795	$ 85,428
MAJORITY INCOME PER SHARE (IN PESOS)	$ 0.1115	$ 0.1711
MAJORITY DILUTED INCOME PER SHARE (IN PESOS)	$ 0.0961	$ 0.1206
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	500,223,447	499,242,007

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Financial Position

For the years ended December 31, 2002 and 2001
(In thousands of Mexican pesos of purchasing power as of December 31, 2002)

	2002	2001
OPERATING ACTIVITIES:		
Income before discontinued operations	$ 72,132	$ 194,000
Items in results that do not require (generate) resources-		
Depreciation and amortization	327,489	311,678
Amortization of goodwill from acquisition of businesses, net	(13,716)	(20,114)
Discontinued operations	-	(75,985)
Participation in the results of associated companies	(1,690)	(2,841)
Deferred income taxes	(32,171)	126,707
Contingency reserve	8,812	(10,892)
	360,856	522,553
Changes in operation assets and liabilities		
Notes and accounts receivable - net	(66,146)	(5,947)
Inventories	(2,808)	(5,633)
Prepaid expenses	(55,385)	(1,629)
Real estate held for sale - net	3,832	(3,332)
Suppliers	106,273	33,324
Other accounts payable and accrued liabilities	137,651	(121,891)
Net resources generated by operating activities	484,273	417,445
FINANCING ACTIVITIES:		
Changes in financial debt at nominal value	242,528	(101,000)
Decrease in financial debt due to inflationary effects and currency exchange	(203,748)	(157,594)
Reimbursement of contributions for future capital increases	-	(114,641)
Repurchase of shares, net	1,286	(7,250)
Shares in trust for stock option plan	(300)	11,591
Net decrease in minority interest for acquisition of shares and inclusion of subsidiaries	(51,287)	(25,806)
Net resources used in financing activities	(11,521)	(394,700)
INVESTING ACTIVITIES:		
Long-term notes receivable	(25,357)	(24,404)
Vacation club intervals, net of transfer to property and equipment	64,296	(85,287)
Investments in shares	7,866	5,775
Property and equipment, net of transfer to vacation club intervals	(352,594)	181,539
Other assets	(44,931)	(211,858)
Deferred credits	(56,362)	67,495
Net resources used in investing activities	(407,082)	(66,740)
CASH AND MARKETABLE SECURITIES:		
Net change	65,670	(43,995)
Beginning of year	181,183	225,178
End of year	$ 246,853	$ 181,183

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For the years ended December 31, 2002 and 2001
(In thousands of Mexican pesos of purchasing power as of December 31, 2002)

1. NATURE OF BUSINESS AND SIGNIFICANT EVENTS

Nature of business- The Company is primarily engaged in the operation and management of hotels operating mainly under the business names, Fiesta Americana and Fiesta Inn in Mexico and Caesar Park in South America, of which at December 31, 2002 and 2001, eleven hotels, are leased and thirty-five and thirty-four hotels, respectively, are majority-owned.

The management contracts under which the Company operates the Fiesta Americana, Fiesta Inn, Holiday Inn, and Caesar Park hotels, establish a fee based on the revenues of the hotels and an incentive fee based on operating income.

As of December 31, 2002 and 2001, the Company operated a total of 13,837 and 13,363 rooms, respectively, including owned, leased and managed hotels.

Additionally the Company operates a business called "Vacation Club", which is similar to time-sharing. This concept is being developed in Los Cabos, Baja California Sur, and, as of 2001, in Cancun, Quintana Roo, Mexico, with the support of Hilton Grand Vacation Club and Resort Condominiums International (RCI), which has permitted a higher level of penetration in the foreign market.

Significant event- In order to make the business and administrative processes more efficient, during 2001 several operations were restructured through the spin-off and merger of subsidiaries. This did not affect stockholders' equity. Likewise, in that year, real estate development operations were discontinued and the necessary reserves were created to value such assets at their estimated realizable value.

2. BASIS OF PRESENTATION

a. ***Basis of consolidation-*** The accompanying consolidated financial statements include the financial statements of Grupo Posadas, S.A. de C.V. and those of the subsidiaries that the Company controls.

Hotels owned and leased by the Company pay to Grupo Posadas, S.A. de C.V. a management fee on a similar basis as hotels managed but not owned by the Company. With the purpose of showing the results of its hotel operation and hotel management fees, brand and other with the revenues and costs of these types of businesses, management decided not to eliminate these operations in the preparation of the consolidated statements of income, which does not affect operating income.

The transactions amounts that were not eliminated, as well as balances of the captions which would be affected are presented below:

	2002		2001	
	Elimination	Balance after Elimination	Elimination	Balance after Elimination
HOTEL OPERATION:				
General expenses- Administrative	$ 234,230	$ 211,224	$ 272,486	$ 194,444
General expenses- Sales, advertising and promotion	$ 16,526	$ 236,509	$ 15,189	$ 259,003
HOTEL MANAGEMENT FEES, BRAND AND OTHER:				
Revenues	$ 250,756	$ 175,724	$ 287,675	$ 195,138

The remaining significant intercompany balances and transactions have been eliminated in consolidation.

(In thousands of Mexican pesos of purchasing power as of December 31, 2002)

b. *Acquisition of businesses-*Participation in the results and changes in net worth of those subsidiaries that are purchased or sold, are included in the financial statements from or through the date on which the transactions are carried out, restated in terms of purchasing power as of yearend.

Differences of book value over the cost of acquisition of subsidiaries, are recognized in the statement of income over a five-year period, and the net amount is presented as "amortization of goodwill from acquisition of businesses" considered as an integral part of operating income.

c. *Translation of foreign subsidiaries-* The financial statements of foreign subsidiaries that operate independently, have been restated using the corresponding country rate of inflation and are translated into Mexican pesos at the exchange rate effective as of the latest yearend, with regard to the information of the current year as well as prior years'. With this, comparable information is obtained considering the functional currencies of each of the countries in which the Company operates. Therefore, the amounts of the financial statements of the prior year, differ from those previously reported.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company are in conformity with the accounting principles generally accepted in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the consolidated financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances. The significant accounting policies of the Company are as follows:

a. *Recognition of the effects of inflation in financial information-* The Company restates its consolidated financial information in terms of the purchasing power of the Mexican peso as of the most recent period end in order to recognize the effects of inflation. Accordingly, the consolidated financial statements originally issued have been restated and the prior period amounts presented herein differ from those originally reported in terms of Mexican pesos of the corresponding period including the translation effect previously mentioned. Consequently, all consolidated financial statement amounts are comparable, both for the current and the prior year, since all are stated in terms of Mexican pesos of the same purchasing power.

For the years ended December 31, 2002 and 2001, the inflation (deflation) rates were:

	2002	2001
Mexico	5.70	4.40
United States of America	2.38	1.55
Brazil	14.74	9.44
Argentina	117.49	(1.45)

b. *Marketable securities-* These are primarily money market accounts, at market value.

c. *Inventories and operation costs-* Inventories and their related costs are valued at average cost, which due to their high turnover is similar to replacement cost.

d. *Real estate held for sale-* Up to December 31, 2000, real estate development, which consisted of land, villas and residential lots for sale and docks located in Ixtapa, Guerrero, were valued at their historical cost, including taxes on properties and costs incurred during the development and construction period. During 2001, management decided to discontinue this business and consequently recorded reserves amounting to $121,792 in order to reflect this inventory at its estimated realizable value.

The net results of this business for 2001, as well as the effect of the reserves created to reflect the inventory and real estate development at their realizable value, are presented in the accompanying consolidated statements of income under "discontinued operations". The sale process of the assets of this business is estimated to conclude in short term, when the sale, divestiture or suspension of activities options of the legal entities engaged in this segment will be evaluated.

Vacation club intervals are recorded at acquisition, development and construction cost, in US dollars and restated using the devaluation of Mexican peso against US dollar, with the purpose of showing values in factor of the accordance whit the current situation of the real state market.

Vacation Club intervals recorded as long-term correspond to the cost of the building of the Fiesta Americana Cancún Hotel, which is being remodeled to provide Vacation Club services.

e. ***Investments in shares-*** Investments in shares where the Company has significant influence are recorded under the equity method, recognizing the participation in the results and stockholder's equity of associated companies.

Investments in shares where the Company does not have significant influence, are valued at cost of acquisition, and are restated based on the National Consumer Price Index (NCPI), but not in excess of realizable value.

f. ***Property and equipment-*** Property and equipment in Mexico have been restated using factors derived from the NCPI. Depreciation is calculated using the straight-line method, based on the economic useful lives and residual values determined by independent appraisers.

Property and equipment of foreign subsidiaries are recorded at historical cost, restated based on the respective inflation index of the country where the subsidiary operates, and translated into Mexican pesos at the year-end exchange rate.

The cost of improvements, remodeling and replacements is capitalized and amortized in a period that range between 3 and 5 years. The cost of minor repairs and maintenance is charged to results when incurred.

Residual values and average depreciation percentages are as follows:

	Residual Values (%)	Average Annual Depreciation
Buildings	24	2
Furniture and fixtures	10	8
Transportation equipment	10	28
Computer equipment	8	32

g. ***Employee retirement benefits-*** According to the Mexican labor law, Mexican companies are liable for separation payments and seniority premiums to employees terminating under certain circumstances. In addition, the Company established a pension plan covering the retirement of its executives.

The policy of the Company is to record separation payments in the results of the period in which they are incurred. The liability for seniority premiums and pension plan are recorded as they accrue, according to actuarial calculations based on the projected unit credit method, using real interest rates. Therefore, the net liability is being accrued and at present value will cover the projected benefit obligations to the estimated retirement date of the Company's employees.

The foreign subsidiaries do not have significant employee benefit commitments.

h. ***Income tax, tax on assets and employee profit sharing-*** Provisions for income tax and employee profit sharing are recorded in results of the year in which incurred, and the deferred income tax from temporary differences resulting from a comparison of the book and tax values of assets and liabilities is recognized, and if applicable, the benefit from tax loss carryforwards is included. Deferred income tax assets are recorded only when it is highly probable that they can be recovered. Deferred employee profit sharing on temporary differences resulting from the comparison of book and tax values of assets and liabilities is recognized when it can be reasonably presumed that they will generate a liability or a benefit, and there is no indication that this situation will change in such a way that the liabilities or benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of income tax and is reflected in the balance sheet as a reduction to net deferred income tax liability.

i. ***Cumulative effect of restatement-*** Is mainly comprised by the translation effect of foreign subsidiaries, and from the result from holding nonmonetary assets of prior years and their corresponding restatement.

j. ***Revenue recognition-*** Revenues from the hotel operations and management services are recognized when services are rendered. The revenues from the Vacation Club operation are recognized when the contract is formalized and the corresponding 15% of down payment is collected.

k. ***Comprehensive financing cost-*** This consists of all financial revenues or expenses, such as interest, foreign exchange, exchange gain or loss from forwards and securities contracts, Investment Units' restatement and monetary position gain as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the transaction date and the assets and liabilities in foreign currency are adjusted to the exchange rate as of year-end.

The monetary position gain, which represents the effect on purchasing power of monetary items due to inflation, is calculated by applying NCPI factors to net monthly monetary liability position, and restated at year-end with the corresponding factor.

The Company follows the practice of capitalizing, in addition to the restated cost, comprehensive financing cost incurred in hotels' major remodeling and construction stage of new hotels in which it has a majority participation. The capitalized comprehensive financing cost amounted $6,206 in 2001. The capitalized amounts are restated annually based on NPCI factors and are recorded in the statement of income based on the useful lives of the assets.

l. ***Other related businesses-*** Include principally revenues, direct costs and operating expenses of certain subsidiaries engaged in the sale of Vacation Club intervals real estate developments, distribution of operating equipment for hotels, coordination and hotel design and travel agency operations.

m. ***Majority income per share-*** Majority income per share is determined by dividing the majority net income by the weighted average number of common shares outstanding.

Diluted income per share is determined by adding 1) the yield attributable to convertible bonds and obligations to the above-mentioned income, and 2) to the weighted average outstanding shares, the weighted average of obligations outstanding during the period, converted into shares based on the conversion coefficient established in the convertible obligations and bond issuance contracts.

n. ***Consolidated statements of changes in financial position-*** Present changes in constant Mexican pesos, according to the financial position at prior year-end, restated to Mexican pesos of the most recent yearend.

o. ***Comprehensive income-*** Consists of net income for the year, plus other components representing a gain or loss over the same period, which, in accordance with specific regulations are presented directly in stockholders' equity, such as the result from holding nonmonetary assets, which, as of December 31 2001, were not significant.

p. Derivative financial instruments- The Company records all financial asset and liability effects resulting from all financial instruments. Most of the derivative financial instruments are valued at market, and affect the comprehensive financial cost in each accounting period.

q. Financial instruments- The estimated fair value of the Company's financial instruments has been determined using available market information. The book value of cash and marketable securities, accounts receivable and accounts payable reflect their fair value because of their short-term maturity. Long-term notes receivable, bank loans and long-term debt are subject to interests at variable rates, therefore their book value approximates their fair value.

r. Reclassification of the financial statements- Certain amounts in the financial statements as of and for the year ended December 31, 2001 have been reclassified in order to conform to the presentation of the financial statements as of and for the year ended December 31, 2002.

4. FOREIGN CURRENCY POSITION

As of December 31 the foreign currency position in US dollars of the Mexican companies is as follows (includes another foreign currencies at their US dollar equivalent):

	Thousands of US Dollars	
	2002	2001
Current-		
Assets	34,963	32,890
Liabilities	(66,101)	(45,610)
	(31,138)	(12,720)
Long-term-		
Assets	14,767	62,897
Liabilities	(191,721)	(255,821)
	(176,954)	(192,924)
Net foreign currency liability position	(208,092)	(205,644)
Equivalent in thousands of Mexican pesos	$ (2,172,334)	$ (2,146,779)

	Thousands of Brazilian Reals	
	2002	2001
Current-		
Assets	12,030	182,767
Liabilities	(42,265)	(276,607)
Net foreign currency liability position	(30,235)	(93,840)
Equivalent in thousands of Mexican pesos	$ (89,329)	$ (277,250)

	Thousands of Argentinean Pesos	
	2002	2001
Current-		
Assets	17,985	26,795
Liabilities	(6,711)	(17,674)
Net foreign currency asset position	11,274	9,121
Equivalent in thousands of Mexican pesos	$ 34,854	$ 28,198

(In thousands of Mexican pesos of purchasing power as of December 31, 2002)

As of December 31, the exchange rates were as follows:

	2002	2001
Pesos per US dollar	$ 10.4393	$ 9.1695
Pesos per Brazilian real	$ 2.9545	$ 3.9517
Pesos per Argentinean peso	$ 3.0915	$ 5.3938

At March 17, 2003, the unaudited foreign exchange position was similar to that at December 31, 2002 and the exchange rates were:

Pesos per US dollar	$ 10.9280
Pesos per Brazilian real	$ 3.1813
Pesos per Argentinean peso	$ 3.4692

Transactions denominated in foreign currencies that are carried out for the companies located in Mexico primarily consist of revenues from hotel operations, Vacation Club memberships and real estate development sales, and interest expense.

5. NOTES AND ACCOUNTS RECEIVABLE

	2002	2001
Clients and agencies	$ 130,300	$ 150,250
Related parties	2,086	1,410
Real estate companies	35,189	13,068
Value added tax	40,922	40,133
Refundable income and other taxes	109,725	100,398
Notes receivable	65,029	40,999
Credit cards	3,780	1,441
Other	72,236	53,322
	459,267	401,021
Less- Allowance for doubtful accounts	(9,504)	(17,404)
	$ 449,763	$ 383,617

6. REAL ESTATE HELD FOR SALE

	2002	2001
Land for sale	$ 219,625	$ 223,140
Completed units	15,397	10,737
Residential land	15,111	18,478
Vacation Club intervals	118,361	119,971
	$ 368,494	$ 372,326

7. LONG-TERM NOTES RECEIVABLE

Correspond to the accounts receivable from the sale of Vacation Club memberships and real estate inventory, and their maturities as of December 31, 2002 are as follows:

Year Due	Thousands of US Dollars
2004	5,338
2005	1,975
2006	1,257
2007	1,222
2008 and thereafter	142
	9,934
Equivalent in thousands of Mexican pesos	$ 103,699

8. INVESTMENTS IN SHARES

	% of Participation as of December 31,2002	2002	2001
Investments in associated companies-			
Inmobiliaria Las Ánimas, S.A. de C.V.	25	$ 18,565	$ 18,152
Inmobiliaria Fiesta La Noria, S.A. de C.V.	20	12,168	11,325
		30,733	29,477
Other-			
Inmobiliaria Hotelera de Yucatán, S.A. de C.V.	9.2	4,741	5,011
RíoTur Empresa de Turismo do Municipio do Río de Janeiro S/A	1.9	2,593	2,975
TurisRio Companhia de Turismo do Estado do Río de Janeiro S/A	0.5	70	80
Other		2,357	9,127
		9,761	17,193
		$ 40,494	$ 46,670

9. PROPERTY AND EQUIPMENT

	2002	2001
Buildings	$ 7,142,666	$ 6,881,652
Furniture and fixtures	1,418,364	1,395,152
Transportation equipment	39,502	35,525
Computer equipment	114,501	112,620
	8,715,033	8,424,949
Less- Accumulated depreciation	(2,867,598)	(2,646,755)
	5,847,435	5,778,194
Land	1,555,135	1,484,569
Construction-in-progress	77,624	85,681
	$ 7,480,194	$ 7,348,444

(In thousands of Mexican pesos of purchasing power as of December 31, 2002)

10. OTHER ASSETS

	2002	2001
Preoperating expenses, net	$ 222,293	$ 229,908
Goodwill, net	117,000	122,929
Prepaid leasing	109,151	85,968
Prepaid interest and commissions	85,367	69,744
Vacation Club deferred charges	40,333	51,369
Capitalizable projects	218,475	294,415
	$ 792,619	$ 854,333

11. TAX ENVIRONMENT

Income taxes and asset taxes in Mexico- The companies in Mexico are subject to income taxes (ISR) and asset taxes (IMPAC).

ISR is computed taking into consideration the taxable and deductible effects of inflation. Through December 31, 2001, the Mexican ISR rate was 35% with the obligation to pay 30% currently and the option of deferring payment of the remaining 5% until profits are distributed. The new tax law enacted January 1, 2002, eliminated the option to defer the 5% portion of the income tax payment and reduces the 35% tax rate by one percentage point each year until reaching 32% in 2005. The deduction for employee statutory profit-sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents was also eliminated.

IMPAC is calculated by applying 1.8% to the Company's net asset position, as defined in the law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

Grupo Posadas, S.A. de C.V. files its ISR and IMPAC tax returns on a consolidated basis for the Mexican companies.

The income for employee profit sharing purposes applicable to the Mexican companies does not consider inflation adjustments, nor unrealized currency exchange gain or loss, and is calculated based on the individual results of each of the operating companies.

Tax regulations in the United States- According to current US Income Tax Law, the subsidiaries operating in that country are subject to income taxes at a rate of 34%.

Tax regulations in Brazil- According to current Brazilian Income Tax Law, the subsidiaries operating in that country are subject to federal income and social contribution taxes, which are computed at the respective rates of 25% and 8%. The federal income tax may be reduced by certain amounts, when applicable, if the companies invest an equivalent amount in government-approved projects and in other priority areas or industries in Brazil.

As of December 31, 2002, the subsidiaries that operate in Brazil had tax loss carryforwards for income tax purposes of $402,860. Likewise, these companies did not recognize deferred income tax effects due to the uncertainty of the recovery of the tax losses.

Tax regulations in Argentina- According to current Argentinean Income Tax Law, the subsidiary operating in that country is subject to both income and minimum presumptive income taxes. The income tax rate in force is 35% on the estimated taxable income of each fiscal year. The minimum presumptive income tax is computed at 1% on the potential income from certain performing assets; thus, the Company's tax obligation will coincide with the higher of the two taxes.

As of December 31, 2002, the subsidiary that operates in Argentina had tax loss carryforwards for income tax purposes of $8,471, which will expire between 2005 and 2006.

Taxable income for Mexico- The principal differences between income for tax and book purposes were those related to inflation effects, for which the treatment is different for book and tax purposes, participation in net earnings of associated companies, the difference between purchases and cost of operations, immediate deduction of investments for tax purposes, amortization of deferred credits and the utilization of tax loss carryforwards.

As of December 31, taxes are as follows:

	2002	2001
Current ISR	$ 36,808	$ 43,774
Deferred income taxes	(32,171)	126,707
Current IMPAC	58,036	35,506
Employee profit sharing	-	1,747
	62,673	207,734
Less-		
Benefit from tax consolidation	(33,088)	(33,546)
	$ 29,585	$ 174,188

As of December 31, 2002, the restated amounts of the tax loss carry forwards for ISR purposes and recoverable IMPAC, which have been generated by the portion of the Mexican companies that consolidated for tax purposes, are as follows:

Expiration	Tax Loss Carry Forwards	Recoverable Asset Tax
2004	$ -	$ 21,577
2005	-	19,419
2006	-	16,769
2007	-	17,425
2008 and thereafter	318,126	9,291
	$ 318,126	$ 84,481

Deferred income taxes- Deferred income taxes are calculated using the rate estimated to be applicable at the time of reversal in accordance with the guidelines established by Bulletin D-4.

The cumulative effect of deferred income taxes as of December 31, were as follows:

	2002	2001
Allowance for doubtful accounts	$ 1,096	$ 2,571
Inventories	59,725	23,709
Advanced payments	(7,512)	(91)
Property and equipment	(1,415,776)	(1,423,115)
Other assets	(198,273)	(127,513)
Reserves	64,880	33,420
Tax loss carryforwards	209,744	150,218
Recoverable asset taxes	149,926	172,440
	$ (1,136,190)	$ (1,168,361)

The effective ISR rate for the year ended December 31, 2002 differs from the statutory rate, mainly due to permanent differences such as effects on tax consolidation, nondeductible expenses and the effects of inflation.

12. LONG-TERM DEBT

As of December 31 is classified as follows (interest rates as of December 31, 2002):

	2002	2001
US dollars and Euro denominated-		
Mortgage loans collateralized by certain subsidiaries, from International Finance Corporation (IFC) and DEG-DEUTSCHE INVESTITIONS-UNDENT -WICKLUNG-SGESELLCHAFT MBH (DEG), at a weighted interest rate of 7.44%	$ 451,134	$ 489,820
Mortgage loans from Bancomext collateralized by certain subsidiaries at a variable interest rates that range from 3.64% to 8.75%	889,642	525,052
Mortgage loans at variable interest rates that range from 4.25% to 7.67%	902,092	806,805
Other loans at variable interest rates that range from 5.00% to 7.97%	211,888	408,622
Bonds issued in international markets, collateralized by certain subsidiaries, at a weighted interest rate of 10.38%	-	484,608
Bank notes at an interest rate equivalent to the 6 month LIBOR plus 2%	26,839	49,836
Mexican pesos-		
Unsecured securities at variable interest rates of 12.27%, 11.19% and 11.83%	723,600	169,120
Mortgage loans at variable interest rates that range from 6.92% to 11.54%	105,663	170,885
Other loans at variable interest rates that range from 11.40% to 13%	333,750	470,841
Investment Units (UDIs)-		
Mortgage loans with real interest rates that range from 7.30% to 8%	172,438	202,677
	3,817,046	3,778,266
Less- Current portion	(724,469)	(654,527)
Long-term debt	$ 3,092,577	$ 3,123,739

Long-term debt maturities are as follows:

Payable in	Payable in: Mexican Pesos and UDI's	Payable in: US Dollars (Thousands)
2004	$ 372,052	52,135
2005	62,387	31,610
2006	607,582	27,063
2007 and thereafter	50,687	80,763
	$ 1,092,708	191,571
Equivalent in thousands of Mexican pesos		$ 1,999,869
Total in thousands of Mexican pesos		$ 3,092,577

As of December 31, 2002 the secured debt, which includes mortgages and guaranteed loans, amounts to $2,520,970. The principal collateral consists of real estate (hotels), of which the book value amounts to approximately $5,330,331, as well as guarantees from some subsidiaries.

During December 2001, Grupo Posadas, S.A de C.V. established an Unsecured Securities Program for an authorized amount of up to $1,000,000. The nominal value of the certificates is one hundred pesos and the maturity term of each issue is from one to ten years. They are denominated in Mexican pesos or in Units of Investment (UDI's) with interest payable every 28 days at the rate established for each issue. The program will be in effect for two years and six months, and as of December 31, 2002 there were certificates amounting to $250,000 pending to be issued.

The main characteristics of the loans with IFC and DEG are summarized as follows:

- US 90 million and 8 million Euros (EUR) financing, maturing in the year 2012 and payable semiannually beginning in July 1998. As of December 31, 2002 these loans amount to US 51 million and EUR 2 million.

- US 10 million and EUR 5 million financing, maturing in December 2009, with an interest rate of the Libor plus 1% and the 6 month Euro Libor plus 3%, respectively, convertible into Series "L" shares of the Company.

- Interest is paid semiannually.

The most significant covenants are:

- The Company may not declare or pay any dividend or make any distribution of its share capital.

- Maintain, on a consolidated basis, hotel-related non-current assets at an aggregate book value (net of depreciation) of not less than $1,600,000 expressed in constant Mexican pesos as of December 31, 1994, equivalent to $5,755,660 at December 31, 2002.

- The Company may not invest, or permit any subsidiary to invest, in the aggregate, more than ten percent of the consolidated assets (net of depreciation) in undeveloped land and/or land development and/or condominium development projects.

- The Company must insure and maintain insured all its properties, assets and businesses against loss and damage.

- The restrictions on the financial ratios, are:

Financial Ratios:	Restrictions
Current	Not lees than 0.60
Debt-to-equity	Not greater than 1.22
Interest coverage	Not less than 2.00
Indebtedness level	Not greater than 52%
Annualized earning before interest, taxes, depreciation and amortization to financing expenses plus long-term debt	Not less than 1.00

At December 31, 2002 these restrictions have been complied with.

(In thousands of Mexican pesos of purchasing power as of December 31, 2002)

In 1997, the Company placed US 50 million of medium-term bonds in the international markets, issued under the Securities and Exchange Commission (SEC) Rule 144-A. While this bond matured in February 2002, it was paid with new loans with maturities of up to 7 years. Therefore, in the financial statements at December 31, 2001, this loan is presented as long-term, based on the maturities stipulated in the new contracts.

13. EMPLOYEE BENEFITS

	2002	2001
Projected benefit obligation (PBO)	$ 42,528	$ 40,380
Plan assets at fair value	(8,529)	(13,667)
Fund status	33,999	26,713
Past service costs to be amortized	(10,568)	(12,745)
Unrecognized variances in assumptions	(7,615)	293
Net projected benefit obligation	$ 15,816	$ 14,261

The cost of employee benefits was $6,604 and $6,694 in 2002 and 2001, respectively.

The real interest rates used in the actuarial calculations in 2002 and 2001 were:

	Rates %
Fund return	6.00
Interest	4.50
Salary increase	1.50

The average amortization period for unamortized items is 11.65 years.

14. DEFERRED CREDITS

	2002	2001
Net excess of book value over the cost of acquisition of the subsidiaries	$ 6,635	$ 23,445
Vacation Club deferred revenues	-	72,512
Other deferred revenues	19,244	-
	$ 25,879	$ 95,957

15. SHARES IN TRUST

The Company established two trusts that hold shares of Grupo Posadas, S.A. de C.V. to be assigned to certain executives.

A committee is in charge of granting the rights to acquire the shares, or assign the number of shares, as well as the term and price of the shares to be assigned to each eligible executive, based on performance criteria. The options are exercisable during the established term. Since the executives have not paid the shares, these shares are presented as a reduction of stockholders' equity. As of December 31, 2002, the trusts held 80,162 Series "A" valued at acquisition cost, which amounted to $71.

16. STOCKHOLDERS' EQUITY

Capital stock- As mentioned in Note 12, the Company has loans amounting to US 10 million and EUR 5 million, convertible into Series "L" shares. The minimum price to convert these loans is fixed at US 1.00 and 0.79 Euros per share, respectively. These loans are included in stockholders' equity as contributions for future capital increases.

As of December 31, 2002, the capital stock of the Company is made up of 498,758,727 shares with no par value and is composed as follows:

	Number of Shares					
	2002			2001		
	Series "A"	Series "L"	Total	Series "A"	Series "L"	Total
Authorized capital	630,180,677	102,199,225	732,379,902	549,284,927	183,094,975	732,379,902
Less- Unsubscribed capital	(161,333,609)	(20,038,219)	(181,371,828)	(120,023,708)	(74,148,120)	(194,171,828)
Subscribed capital	468,847,068	82,161,006	551,008,074	429,261,219	108,946,855	538,208,074
Less-						
Repurchase of shares	(1,163,542)	(205,643)	(1,369,185)	(1,077,542)	(543,643)	(1,621,185)
Shares in trust	(80,162)	-	(80,162)	(581,362)	(638,700)	(1,220,062)
Shares in guarantee trust	(50,800,000)	-	(50,800,000)	(38,000,000)	-	(38,000,000)
	(52,043,704)	(205,643)	(52,249,347)	(39,658,904)	(1,182,343)	(40,841,247)
	416,803,364	81,955,363	498,758,727	389,602,315	107,764,512	497,366,827

The shares in guarantee trust have been deposited in an irrevocable management and guarantee trust signed with the financial institutions and correspond to shares subscribed and paid by the trustee offered as collateral of a simple loan contract with a line of credit for up to US 43.9 million, which as of December 31, 2002, has been fully used.

In accordance with the Company's bylaws, Series "A" shares may be subscribed by Mexican citizens or entities and may be purchased by non-residents through a neutral fund constituted in Nacional Financiera, S.N.C.

Series "L" shares have limited voting rights and other limited corporate rights, are of free subscription and are limited to 25% of total stockholders' equity.

(In thousands of Mexican pesos of purchasing power as of December 31, 2002)

Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject a 34% dividend tax beginning January 1, 2003. Such rate will be reduced by one percentage point each year until reaching 32% in 2005. Any income tax paid on such distribution on or after January 1, 2002, may be credited against future income tax payable by the Company in the three fiscal years following such payment.

As a result of the fiscal 2003 tax reform, tax paid on the distribution of stockholders' equity as of January 1, 2003, can only be credited against income tax for the year in which the dividend tax is paid and in the next two years.

The annual net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of capital stock. As of December 31, 2002, the reserve amounts to $67,123 (nominal value). This reserve may not be distributed to stockholders during the existence of the Company, except in the form of a stock dividend.

Due to preferred stockholders of subsidiary- There are 24,486,139 preferred shares of Promotora del Caribe, S.A. with a par value of US 1.00 each, held by third parties, which represent the conversion of Mexican public debt invested by its stockholders in a hotel in Mexico. These shares will be redeemable at their US dollar subscription value through future dividends distributed by the subsidiary. The preferred shares have an interest rate equivalent to LIBOR with a limit of 8% annually, which is payable semi-annually. The redemption of these shares and their related interest, are subject to the generation of cash flows and earnings by the subsidiary, after repayment of financial indebtedness and the fulfillment of certain conditions. As of December 31, 2002, the related liability has been recorded for $3,781.

The amount of the investment of preferred stockholders is presented as minority interest in the accompanying balance sheets, which at December 31, 2002 amounted to $255,618.

17. FINANCIAL INSTRUMENTS

During 2001, the Company entered into various forward contracts to purchase and sell US dollars and, therefore, recorded a loss of $60,252. As of December 31, 2001, forwards outstanding amounted to US 65 million, with maturity in March 2002, and represent a hedging of approximately 25% of the overall financial debt in US dollars contracted in Mexico.

18. COMMITMENTS

As of December 2002, the Company has real state leasing lease contracts for the buildings where some of operated hotels are located, with a maximum maturity date in 2012. The payments were established at variable percentages between 12% and 21% of revenues from hotel operations generated by each property.

19. CONTINGENCIES

Certain subsidiaries are involved in litigation arising in the ordinary course of business. The principal claims have been covered by the contingency reserve shown in the balance sheet. In the opinion of management and the Company's legal department, the outcome of the uncovered contingencies is not likely to have a material adverse affect on the Company's financial position and operating result.

20. INFORMATION BY GEOGRAPHICAL AREAS AND BUSINESS SEGMENTS

The Company operates in different geographical areas. These are: Mexico, South America (Brazil and Argentina) and United States of America. The main financial captions by geographical area are:

	Mexico	South America	United States of America	Consolidated
Total operating revenues	$3,323,988	$ 263,000	$ 241,821	$ 3,828,809
Depreciation and amortization	$ 288,006	$ 20,260	$ 19,223	$ 327,489
Operating income	$ 542,385	$ 11,585	$ 11,432	$ 565,402
Net consolidated income	$ 24,667	$ 43,964	$ 3,501	$ 72,132
Total assets	$8,892,366	$ 459,076	$ 350,459	$ 9,701,901
Total liabilities	$5,453,919	$ 73,993	$ 268,562	$ 5,796,474

The total assets and depreciation and amortization, for business segments are as follows:

	Hotel Operation and Related Corporate	Hotel Management and Brand	Other Businesses	Consolidated
Total assets	$ 8,677,380	$ 90,416	$ 929,029	$ 9,696,825
Depreciation and amortization	$ 324,862	$ 2,189	$ 438	$ 327,489

21. NEW ACCOUNTING PRINCIPLES

In December 2001, the Mexican Institute of Public Accountants (IMCP) issued new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" (C-9), whose provisions are mandatory for fiscal years beginning January 1, 2003, although early application is encouraged. C-9 supersedes the former Bulletins C-9, "Liabilities" and C-12, "Contingencies and Commitments" and establishes additional guidelines clarifying the accounting for liabilities, provisions and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations.

In January 2002, the IMCP issued new Bulletin C-8, "Intangible Assets" (C-8), whose provisions are mandatory for fiscal years beginning January 1, 2003, although early application is encouraged. C-8 supersedes the former Bulletin C-8, "Intangibles" and establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Any preoperating costs incurred after the effective date of this Bulletin should be recorded as an expense. The unamortized balance of capitalized preoperating costs under the former Bulletin C-8 will continue to be amortized. C-8 requires identifying all intangible assets to reduce as much as possible the goodwill relative to business combinations.

The Company's management believes that the adoption of such new principles will not have a material effect on its financial position and results of operations.

Grupo Posadas 2002 Annual Report

Production:
Imagen y Comunicación Organizacional.
Graphic Design:
Alejandro Espinosa de los Monteros.
Photography of Executives:
Mauricio Ramírez.
Printing:
Artes Gráficas Panorama.

www.posadas.com.
www.fiestamericana.com
www.fiestainn.com
www.caesar-park.com
www.theexplorean.com
www.favclub.com
www.fiestarewards.com
www.posadas.com.br
www.caesarpark.com.br

(4)

English translation of the announcement calling all shareholders to the General Ordinary Shareholders' Meeting, published in the newspaper "Excelsior" on June 24, 2003.

GRUPO POSADAS, S.A. DE C.V.

By resolution adopted by the Board of Directors at their Meeting held April 23, 2003, and pursuant to Articles 179, 180 and other applicable Articles of the General Law of Commercial Companies, in connection with Articles Twentieth, Twenty First and other related Articles of the Corporate By-laws, the shareholders of Grupo Posadas, S.A. de C.V. are convened to attend an Ordinary General Shareholders' Meeting that will take place on July 10, at 10:00 a.m. at the penthouse of the building number 155 of Avenida Paseo de la Reforma, Colonia Lomas de Chapultepec, C.P. 11000, Mexico City, Federal District, in accordance with the following:

AGENDA

I. Proposition, discussion and approval, if applicable, of the proposal for the payment of a dividend equivalent to EUA$0.01 dollars per share to the Company's shareholders, at the exchange rate published by the Central Bank in the Official Gazette as of the day of the Meeting referred to herein.
II. Appointment of delegates to enforce and notarize the resolutions adopted at the meeting.
VI. Reading and approval, if applicable, of the corresponding Minutes.

The Shareholders are reminded that, under the terms of the current By-laws, the Registry of Shares will close three working days before the date established for the meeting, and the company will only recognize as shareholders those individuals or entities whose names are registered in the Registry of Shares or who evidence their capacity as shareholders by complying with the provisions of Article 78 of the Securities Market Law. In order to have the right to attend the meeting, shareholders shall deposit in the offices of the company located at the above mentioned domicile, at the latest three business days before the Meeting, the titles of their shares or the deposit receipts issued by S.D. Indeval, S.A. de C.V., Institution for the Deposit of Securities ("INDEVAL"). Upon delivering such documents, the shareholders registered in the Registry of Shares will be given the corresponding admission card. Stock Exchanges and other institutions that are depositors of INDEVAL shall present a list including the name, domicile, nationality and number of shares of the shareholders they represent.

In accordance with Article Twenty First of the By-laws, the shareholders may be represented by attorneys in fact, by means of a power of attorney granted before two witnesses. Likewise, complying with the provisions of Article 14 Bis 3 paragraph VI of the Securities Market Law, the shareholders may be represented by attorneys, by means of a power granted in formularies created by the Company, whose respective formats will be available for the intermediaries of the securities market who evidence the representation of the shareholders, during the term foreseen by Article 173 of the General Law of Commercial Companies.

Mexico City, June 18, 2003
Grupo Posadas, S.A. de C.V.
Mr. Francisco Javier López Segura
Secretary of the Board of Directors

(I)

ENGLISH SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUPO POSADAS, S.A. DE C.V., HELD ON JULY 10, 2003 AT 10:00 A.M.

In Mexico City, Federal District, at the corporate address of GRUPO POSADAS, *SOCIEDAD ANONIMA DE CAPITAL VARIABLE*, at 10:00 a.m. July 10, 2003, the Shareholders and Shareholders' attorneys in fact, whose names and number of shares they represent are mentioned herein below, met with the purpose of holding an Special Shareholders' Meeting for Grupo Posadas, S.A. de C.V.

As there was a sufficient quorum in accordance with the Law and the Corporate By-laws, the Chairman declared the Meeting legally convened and therefore the resolutions adopted therein valid, the Secretary read the Summons to the Meeting published in the newspaper "Excelsior" on June 24, 2003 which contains the following:

AGENDA

I. Proposition, discussion and approval, if applicable, of the proposal for the payment of a dividend equivalent to EUA$0.01 dollars per share to the Company's shareholders, at the exchange rate published by the Central Bank in the Official Gazette as of the day of the Meeting referred to herein.

II. Appointment of delegates to enforce and notarize the resolutions adopted at the meeting.

VI. Reading and approval, if applicable, of the corresponding Minutes.

RESOLUTIONS OF THE FIRST ITEM ON THE AGENDA

1. It is hereby approved the proposal for profit sharing submitted to the Grupo Posadas S.A. de C.V. Shareholders' Meeting.

2. It is hereby approved that profits shall be transferred to the Profit Sharing Account.

3. It is hereby approved a profit sharing as dividend equivalent to 10.5 cents of Mexican pesos per each subscribed and outstanding share owned by Grupo Posadas S.A. de C.V.'s shareholders, to be credited to the CUFIN account. These dividends correspond to the profits earned during the fiscal year 2002, including accumulated profits from precious fiscal years.

4. The dividend mentioned above shall be paid to the Company's shareholders as from July 28, 2003, at the offices of S.D. INDEVAL, or at the Company's Treasury offices located at Paseo de la Reforma 155, 4th floor, Col. Lomas de Chapultepec, C.P. 11000, México, D.F. under the terms mentioned below.

5. The dividend mentioned above shall be paid by Grupo Posadas S.A. de C.V. as follows: A) In case of certificates representing shares issued by Grupo Posadas S.A. de C.V. which are

deposited in S.D. INDEVAL, against delivery to the Company by such institution of coupon number one, attached to the shares certificates issued by Grupo Posadas S.A. de C.V. dated July 3, 2003 and evidencing the identity of the holders of such certificates in the corresponding registries held by S.D. INDEVAL. B) In case of certificates representing shares issued by Grupo Posadas S.A. de C.V. which as of the present date are not deposited in S.D. INDEVAL, against delivery to the Company of the provisional certificates and/or definitive titles of the corresponding holder, which shall be cancelled and replaced by the definitive certificates representing shares issued by Grupo Posadas S.A. de C.V. dated July 3, 2003. Once the replacement is made, payment of the corresponding dividend to the shareholders shall be made at the Company's Treasury offices located at Paseo de la Reforma 155, 4th floor, Col. Lomas de Chapultepec, C.P. 11000, México, D.F., during business days and hours. Such shareholders shall evidence they are in effect shareholders according to the Shareholders' Registry in order to a) replace the provisional certificates and/or definitive titles of the corresponding holder, by definitive certificates representing shares issued as of July 3, 2003. b) for the Company to obtain and cancel coupon number one of the said titles.

RESOLUTIONS OF THE SECOND ITEM ON THE AGENDA

Messrs. Gabriel Elías Guzmán, Francisco Javier López Segura and Enrique Eduardo Green Vera are hereby authorized to, jointly or severally, appear before the Notary Public of their choice for the purpose of requesting and granting the total or partial notarization of these Minutes, if necessary, and to give all notices, obtain all permits and carry out all the procedures as may be necessary in order to formalize the resolutions adopted at this Meeting and fulfill the same.

The undersigned, Francisco Javier López Segura, Secretary of the Board of Directors of Grupo Posadas, S.A. de C.V., certifies that this summary of the Minutes of the above mentioned meeting is in accordance with the original text of the corresponding minutes.

[illegible signature]

Lic. Francisco Javier López Segura
Secretary of the Board of Directors

English Translation

ATTENDANCE LIST OF SHAREHOLDERS THAT WERE PRESENT AT THE GENERAL EXTRA-ORDINARY SHAREHOLDERS' MEETING OF GRUPO POSADAS, S.A. DE C.V., HELD AT 10:00 A.M. ON JULY 10, 2003.

SHAREHOLDER	SHARES AND VOTES	SERIES	
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V., CASA DE BOLSA. Represented by -- Luis Felipe Vallarino Medina and/or Alfonso Ramos Sandoval and/or Angel Hernández Salazar and/or Juan Merlos Estrada and/or Ricardo Velásquez López and/or Esteban Polidura Frohmader.	107,366,674	"A"	[signed]
BANCO NACIONAL DE MEXICO, S.A., INSTITUCION DE BANCA MULTIPLE. Represented by -- Himelda Ugalde de Granados.	31,511,000	"A"	[signed]
BANCO NACIONAL DE MEXICO, S.A. Represented by -- Himelda Ugalde de Granados.	6,411,163	"A"	[signed]
GBM GRUPO BURSATIL MEXICANO, S.A. DE C.V., CASA DE BOLSA GRUPO GBM ATLÁNTICO. Represented by -- Moisés Carlín Gómez.	82,562	"A"	[signed]
INVERSORA BURSATIL, S.A. DE C.V. CASA DE BOLSA GRUPO FINANCIERO INBURSA Represented by -- F. Alejandro Hérnandez Ballesteros.	285	"A"	[signed]
INVEX CASA DE BOLSA, S.A. DE C.V. Represented by -- Himelda Ugalde Grandos.	34,758,993	"A"	[signed]

NACIONAL FINANCIERA, S.N.C. Represented by -- Reynaldo Reyes Pérez Díaz and/or Rubén Acevedo Núñez.	34,122,631	"A"	[signed]
CASA DE BOLSA SANTANDER SERFIN, S.A. GRUPO FINANCIERO SANTANDER SERFIN. Represented by -- Himelda Ugalde de Granados.	36,800,093	"A"	[signed]
IXE CASA DE BOLSA, S.A. DE C.V., IXE GRUPO FINANCIERO. Represented by -- Ena Victoria Pérez Sahagún.	51,727,100	"A"	[signed]
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO SCOTIABANK INVERLAT. Represented by -- Jaime Ortiz Martínez.	23,450,474	"A"	[signed]
SCOTIA INVERLAT CASA DE BOLSA S.A. DE C.V., GRUPO FINANCIERO – SCOTIABANK INVERLAT. Represented by -- Himelda Ugalde de Granados.	39,057,980	"A"	[signed]

TOTAL: 365,288,955

The undersigned recount clerks of the General Extra-Ordinary Shareholders' Meeting of Grupo Posadas, S.A. de C.V., held at 10:00 a.m. on July 10, 2003, hereby CERTIFY that 365,288,955 shares were presented or represented at this shareholders' meeting, representing 82.69% of the 441,744,615 shares that form the series "A" capital stock of the Company.

RECOUNT CLERKS

[illegible signature] C.P. Gabriel Elías Guzmán	[illegible signature] Lic. Oliver Iriarte Fuentes

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Announcement with regard to Rights of GRUPO POSADAS, S.A. DE C.V.

Date of Receipt by BMV: June 26,2003. 14:02 PM

Prefix: RIGHTS

Ticker Symbol: POSADAS

Series: L

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Notice to shareholders of Grupo Posadas, S.A. de C.V.

It is hereby informed that the Issuer plans to exchange all share tiles and certificates previously issued and deposited at S.D. Indeval, to conform the content of them with the current provisions of the Company's By-laws, as amended in accordance with Article 4th transitory of the Federal Executive Decree published in the Official Gazette on June 1st, 2001, which amended the Securities Market Law.

The exchange mentioned above shall be carried out on July 3, 2003.

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Announcement with regard to Rights of GRUPO POSADAS, S.A. DE C.V.

Date of Receipt by BMV: July 10, 2003. 14:03 PM

Prefix: RIGHTS

Ticker Symbol: POSADAS

Series: A

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Notice to shareholders of Grupo Posadas, S.A. de C.V.

I. Payment of a cash dividend. As per resolutions agreed upon at the general Ordinary Shareholders' Meeting of Grupo Posadas S.A. de C.V. held on July 10, 2003, payment of a cash dividend equivalent to 10.5 cents of Mexican peso per each Series "A" or Series "L" share issued by Grupo Posadas S.A. de C.V. was approved and shall be paid as from July 28, 2003, against delivery of coupon number one, attached to the shares certificates issued on July 3, 2003. Requirements. Payment of the dividend mentioned above shall be made in one installment at the offices of S.D. INDEVAL, at business days and hours. In order to have right to such payment of dividends, shareholders are required to be registered at the Company's Registry of Shares held by S.D. INDEVAL. In case of holders of certificates representing shares not deposited in S.D. INDEVAL, payment of such dividend is subject to the Income Tax Law and shall be made through a non negotiable registered check in favor of the corresponding shareholder duly registered in the Company's Registry of Shares with evidence of his tax payer registration. Likewise, prior to the payment described, shareholders shall have cancelled and replaced the definitive tiles or certificates representing shares by those issued on July 3, 2003. III. Period, place and time. Payment of the dividend shall be made as of July 28, 2003 at the offices of S.D. INDEVAL, or at the Company's Treasury offices located at Paseo de la Reforma 155, 4th floor, Col. Lomas de Chapultepec, C.P. 11000, México, D.F.

English Translation of the Executive Summary of the 2002 Annual Report submitted to the National Banking and Securities Commission ("CNBV") and to the Mexican Stock Exchange ("BMV") according to the New General Rules issued by the CNBV.

Executive Summary

Grupo Posadas (the "Company") is the largest hotel operator in Mexico in terms of number of hotels, number of rooms, geographic coverage, sales and market share according to the Market Research Department of the Company. As of December 31, 2002, the Company operated 7` hotels, representing a total amount of 13,837 rooms, in 39 locations in Mexico, United States, Brazil and Argentina, offering services to a wide range of business and tourist clients. The core of the Company's business is located in Mexico, were it operates 57 hotels with a total of 11,349 rooms in 32 locations, including the most important beach and city destinations. The Company is currently operating 7 hotels with 1,185 rooms in Texas and, after the acquisition of the Caesar Park chain in 1998, 6 hotels in Brazil with a total of 1,133 rooms and one hotel in Argentina with 170 rooms. As of December 31, 2002, of the 71 hotels managed, the Company had a majority equity interest in 34 of them, it managed 26 and 11 were leased.

The Company has expanded through the strong positioning and development of its brands, which enhance a reliable service and client appreciation. The Company operates its hotels in Mexico through its Fiesta Americana and Fiesta Inn brands. Fiesta Americana hotels offer a wide variety of services and luxury rooms, targeting the high end tourists in beach destinations as well as sophisticated business travelers in city destinations. Fiesta Inn hotels on the other hand are smaller hotels, with lower room rates, with comfortable rooms and located in medium or small size cities, as well as in the suburban areas of large cities.

In Argentina and Brazil, the Company operates is luxury hotels under the Caesar Park brand and it has initiated the export of its current 4 star hotels in Mexico called Fiesta Inn to the main industrial and commercial cities in South America through the recent launch of its Caesar Business brand.

Posadas has achieved its leadership through strategies and opportunities that have enabled its constant growth with a diversified and balanced portfolio: owned and managed hotels, a mix of beach and city hotels, services offered to the business and tourist sectors, and a geographic coverage that includes three countries in Latin America: Mexico, Brazil and Argentina, as well as a limited presence in the United States.

List of contents of the 2002 Annual Report submitted through EMISNET to the National Banking and Securities Commission ("CNBV") and to the Mexican Stock Exchange ("BMV") according to the New General Rules issued by the CNBV.

List of contents of the 2002 Report on compliance with the Best Corporate Practice Code submitted through EMISNET to the National Banking and Securities Commission ("CNBV") and to the Mexican Stock Exchange ("BMV") according to the New General Rules issued by the CNBV.